SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON DC 20549


                                  FORM 6-K

                          Report of Foreign Issuer

                    Pursuant to rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                              File No. 0-17140

                        For the month of May 2005

                                Tomkins plc

              (Translation of registrant's name into English)

                 East Putney House, 84 Upper Richmond Road,
                      London SW15 2ST, United Kingdom
                  (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes....... No...X....


Exhibit Index

Exhibit No.

1.  Safe Harbour Statement

2.  1st Quarter Results



Exhibit 1

This document may contain "forward-looking statements" within the meaning of
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.



Exhibit 2

Contact
Joanna Downing / Graham Orr
Tomkins Corporate Communications                              Date 19 May 2005
Tel +44 (0) 20 8871 4544


Rollo Head, Finsbury
Tel +44 (0) 20 7251 3801




     Tomkins announces first quarter results 2005


                                                                                    Q1 2005       Q1 2004
                                                                                 GBP million   GBP million
                                                                                  (Unaudited)   (Unaudited)

Revenue                                                                                 751.8        764.1
Profit from operations before restructuring initiatives*                                 68.7         69.7
Profit from operations                                                                   67.3         60.4
Profit for the period from continuing operations                                         39.8         40.0
Basic earnings per share                                                                 4.94p        4.50p
                                                                                     $ million    $ million
Net sales from continuing operations in US dollars under US GAAP                       1,423.0      1,371.5
Operating income from continuing operations in US dollars under US GAAP                  113.5        118.8

* Restructuring initiatives include restructuring costs and gains and losses from disposals and exit of businesses




NOTES

1. The Group reports its results on a quarterly basis in sterling under International Financial Reporting Standards ("IFRS") and in US dollars under US GAAP. Unless otherwise stated, the commentary in this announcement refers to the IFRS financial information.

2. Financial information for comparative periods previously reported under UK GAAP has been restated in accordance with IFRS.

3. The term "underlying" indicates the amount has been adjusted for the effects of currency translation and acquisitions and disposals. Some figures and ratios mentioned are not readily available from the financial information and details of how these figures and ratios have been arrived at are set out in Section 6, 'Financial data'.

4. Commentary on the first quarter results compares unaudited results for the 91-day period from 2 January 2005 to 2 April 2005 ("Q1 2005") with unaudited results for the 91-day period from 4 January 2004 to 3 April 2004
    ("Q1 2004").

5. Approximately 65 per cent of the Group's revenues arise in the USA. Financial information has been translated at an average rate of GBP1=$1.90 for Q1 2005, compared with GBP1=$1.83 in Q1 2004, reflecting a 3.8 per cent reduction in the sterling/US dollar exchange rate.

6. The quarterly financial information provided in this announcement has not been subject to audit or review by the auditors.



1. PERFORMANCE HIGHLIGHTS

-   Reported consolidated revenue was lower by 1.6 percent at GBP751.8 million.

-   Reported profit from operations increased 11.4 percent to GBP67.3 million.

-   Group operating margin before restructuring initiatives remained at
    9.1 per cent.

- The underlying profit performance was affected by lower North American automotive production volumes, the impact of the recently revised TREAD Act and reduced volumes and higher raw material costs at Dexter.

- Recent acquisitions, Mectrol, Milcor and LE Technologies performed strongly and integration of the businesses is progressing well.

-   Basic earnings per share were up 9.8 per cent to 4.94 pence.

- Operating cash flow in the quarter was affected by temporary increases in working capital and by early pension payments.

- Net debt, excluding reclassification of preference shares, at the end of the quarter was GBP327.9 million reflecting lower operating cash flow and the net investment in acquisitions.

- Under US GAAP, sales increased by 3.8 per cent but operating income from continuing operations decreased by 4.5 per cent.



James Nicol, Chief Executive Officer, commented:

"The results for the first quarter were overall broadly in line with the first quarter of last year. In the light of challenging market conditions in some of our markets, these results represent a solid start to 2005 and reflect the diverse nature of the Group, the benefits of recent acquisitions and our continuing focus on business excellence."



2. OVERVIEW


Summary of results

These are the first results to be presented in accordance with International Financial Reporting Standards ("IFRS"). The comparative information has been restated and reconciliations from UK GAAP to IFRS are set out in the financial section of this release.

We have also taken this opportunity to re-align the segmental reporting of the Group. Dexter and Dearborn Mid-West have been moved into the Industrial & Automotive group as they largely serve industrial markets. We have established a Building Products group that includes Air Systems Components and also the remaining Engineered & Construction Products businesses, Lasco Bathware, Lasco Fittings and Philips.

In the first quarter of 2005, consolidated reported revenue was GBP751.8 million (Q1 2004: GBP764.1 million). Taking into account the effect of currency movements and acquisitions and disposals, underlying revenue was ahead by 0.7 per cent.

Reported profit from operations before restructuring initiatives was GBP68.7 million (Q1 2004: GBP69.7 million). The analysis of the movement is set out in
Section 6, Financial data. Acquisitions and disposals added GBP3.5 million and the impact of a slightly weaker US dollar had a net adverse effect of GBP0.7 million leaving an underlying reduction in profit from operations of GBP3.8 million. The underlying reduction was principally due to three factors:

- Stackpole had a very strong first quarter in 2004, which was not repeated in 2005 due to weak sales volumes with General Motors and continuing start up costs associated with the three new production facilities. Several cost reduction initiatives are being progressed and management has been re-aligned to alleviate these adverse impacts on the business.

- Dexter was unable to repeat the strong performance of the first quarter of 2004 due to lower volumes in the industrial and utility trailer market and higher steel prices. Dexter should see some improvement as the year progresses.

- Schrader Electronics experienced lower volumes as the likely slow down in the Transportation Recall Enhancement, Accountability, and Documentation ("TREAD") Act implementation timetable became apparent. The reduction in volumes will continue to affect the second quarter and the balance of the year.

Elsewhere in the Group, performance was broadly in line or ahead of the first quarter of 2004.

The net impact from raw material cost increases in the first quarter was GBP2.3 million and for the year as a whole, we currently anticipate a net impact of around GBP4.0 million. This will be monitored closely as the year progresses.

Our continued focus on lean manufacturing generated savings of GBP6.6 million in the quarter, with the Industrial & Automotive group achieving savings of GBP5.3 million and the Building Products group achieving savings of GBP1.3 million.

The operating margin based on profit from operations before restructuring initiatives was 9.1 per cent (Q1 2004: 9.1 per cent).

Charges for restructuring initiatives were GBP1.4 million (Q1 2004: GBP9.3 million) and reported profit from operations was ahead by 11.4 per cent at GBP67.3 million (Q1 2004: GBP60.4 million).

Operating cash flow was lower due to an investment in inventory at Fluid Power, higher receivables in the aftermarket and early pension payments. Overall net debt excluding reclassification of preference shares increased due to lower operating cash flow and the payments for acquisitions. It is expected that cash flow after interest, tax and dividends will be positive for the year as a whole.

Basic earnings per share increased to 4.94 pence (Q1 2004: 4.50 pence).


Outlook

The challenges for the rest of the year are evident from the results of the first quarter. The breadth of our business, our focus on manufacturing excellence, the continuing emphasis on developing new products and our expansion into the developing markets of the world give us confidence that we can achieve further progress in 2005 as a whole.


3. KEY GROWTH DRIVERS AND VALUE CREATION

Our primary business objective is to achieve long-term sustainable growth in the economic value of Tomkins through the strategic development of our businesses. The progress made during the first quarter in delivering our strategy is discussed below.


Product development and technology leading growth in the Powertrain

Gates and Stackpole have continued to participate in the Powertrain outsourcing trend, winning new business awards for drive belt and timing belt systems, transmission oil pumps and carrier systems including awards with Asian manufacturers. Gates' expansion in China is on track and Stackpole's new programme launches at its new facilities are on schedule, albeit initially at lower volumes than planned.


Differentiation of our capability in the Industrial & Automotive aftermarket

Our aftermarket growth strategy includes expanding our product lines and introducing new products; during the quarter our "Innovision" wiper beam blade and our transmission oil coolers were very well received. We continue to pursue aggressive strategies to grow our market share in Europe and to build our market position in Asia.


Building Air Systems Components

During the quarter we continued the rationalisation of our existing productive capacity and also progressed the project to establish a new facility in Monterrey, Mexico for Ruskin. Hart & Cooley is undergoing an expansion of its Mexicali plant. The integration of our most recent acquisition, Milcor, progressed well with the consolidation of the sales force into Hart & Cooley and the initial sourcing of products through Milcor's Chinese manufacturing link. New products such as the high temperature vent and spiral diffusers were successfully introduced during the first quarter.


Organic growth

The launch of the Fluid Power customer solutions centre in Denver is a good example of our continuing focus on driving organic growth. The centre was opened in May 2005 and is already generating sales opportunities.

Geographic expansion into higher growth markets

In addition to the success of the Gates facilities in Suzhou, China, the construction of the new Trico wiper and Ideal clamp facilities are on track. The joint venture with Lu Hai is now in full commercial production. In the Czech Republic, our new Fluid Systems facility is already contributing new industrial business and giving rise to new opportunities.


Acquisition of value-enhancing businesses

The integration of our three most recent acquisitions has progressed extremely well and we expect each of the businesses to outperform the original business cases used to support the investments.



4. OVERVIEW OF PRINCIPAL MARKETS


INDUSTRIAL & AUTOMOTIVE MARKETS

Automotive original equipment

Encompassing: Powertrain, Fluid Power, Fluid Systems, Wiper Systems and Other Industrial & Automotive
26.6 per cent of Group sales
Underlying sales decreased by 8.1 per cent.

Global automotive production in the first quarter grew by 0.3 per cent compared to the first quarter of 2004, with a total of 15.3 million passenger cars and light trucks manufactured. North American production declined by 4.4 per cent with the Big Three automotive manufacturers' production down 11.1 per cent in the quarter. During the same period, European automotive production declined by
1.9 per cent whilst South American production increased 9.4 per cent and Asian production increased by 6.4 per cent.

Current CSM forecasts for the year estimate global production growth of 2.8 per cent. North American production volumes are forecast to decline by 0.3 per cent compared to last year, with further share loss of the Big Three anticipated. European production is forecast to increase by 0.3 per cent, South America by
8.9 per cent and the emerging markets by 10.9 per cent. Production in Asia is forecast to grow by 3.8 per cent this year, with China up by 15.2 per cent.


Automotive aftermarket

Encompassing: Powertrain, Fluid Power, Fluid Systems, Wiper Systems and Other Industrial & Automotive
18.3 per cent of Group sales
Underlying sales increased by 0.5 per cent.

The North American and European automotive aftermarkets continued their positive trend from the end of last year. Favourable weather conditions and the requirement for service maintenance drove improvement in the aftermarket in North America and Europe in particular. We believe that the aftermarket will continue to show growth for the balance of the year.


Industrial original equipment

Encompassing: Power Transmission, Fluid Power and Other Industrial & Automotive
9.0 per cent of Group sales
Underlying sales increased 13.1 per cent.

In the first quarter the market continued to show strong production growth over last year in North America, South America and Europe. Total industrial production as measured by the US Federal Reserve was 3.7 per cent higher and capacity utilisation is approximately 3 percentage points higher than the comparable period in 2004. Construction and Agricultural equipment indices were both strong compared to the first quarter last year and the industrial market growth is expected to continue.


Industrial aftermarket

Encompassing: Power Transmission, Fluid Power and Other Industrial & Automotive
11.5 per cent of Group sales
Underlying sales increased 5.2 per cent.


The industrial replacement market performed strongly due to buoyant industrial production. The outlook for the remainder of the year is positive.

Recreational vehicles

Encompassing: Dexter Axle and Philips
2.0 per cent of Group sales
Underlying sales increased 10.1 per cent.

Shipments of recreational vehicles were ahead by 8.5 per cent in the first quarter, with strong growth from the towable recreational vehicle segment. Expectations are for market growth to remain positive for the balance of the year.



BUILDING PRODUCTS MARKETS


Residential construction

Encompassing: Air Systems Components, Lasco Bathware and Philips
11.4 per cent of Group sales
Underlying sales increased 18.3 per cent.

The residential construction market remained strong in the first quarter. Housing starts were up 5.4 per cent, completions up 5.7 per cent and permits were up 3.8 per cent. The National Association of Home Builders has revised its estimate upwards, now forecasting housing starts to be down a modest 0.7 per cent compared to 2004.



Non-residential construction

Encompassing: Air Systems Components, Lasco Bathware and Lasco Fittings
12.1 per cent of Group sales
Underlying sales increased 5.1 per cent.

Non-residential construction square footage declined 13.9 per cent compared to the first quarter of 2004. The latest Dodge forecasts for 2005 indicate that they now expect the non-residential market to be up by 3 per cent compared to 2004.



Manufactured housing

Encompassing: Dexter Axle and Philips
1.3 per cent of Group sales
Underlying sales decreased 0.4 per cent.

Manufactured homes shipments had the strongest first quarter since 2002, up 7.2 per cent compared to 2004. The remainder of the year is expected to remain strong.

The remaining 7.8 per cent of Group sales relates to other markets, including bulk and postal handling and industrial and utility trailers. The outlook for the industrial and utility trailers is for a softening market.



5. OPERATING AND FINANCIAL REVIEW


Industrial & Automotive
                                                                   Q1 2005               Q1 2004
                                                               GBP million           GBP million
Sales:                                                               239.2                 235.9

Powertrain
Fluid Power                                                           86.9                  80.6
Wiper Systems                                                         61.6                  70.9
Fluid Systems                                                         58.1                  61.8
Other Industrial & Automotive(1)                                     108.0                 120.9
Total sales                                                          553.8                 570.1
Profit from operations before restructuring initiatives               59.0                  60.2
Operating margin(2)                                                   10.7%                 10.6%
EBITDA margin(2)                                                      14.7%                 13.9%



(1) Includes Dexter Axle, Dearborn Mid-West, Plews and Ideal

(2) Before restructuring initiatives

Powertrain

Our automotive original equipment business was adversely impacted by the automotive volume declines with sales down in North America, South America and Asia. Production cuts at General Motors and Ford were especially severe as they continued to lose market share domestically. Volumes in North America are likely to remain challenging in the second quarter. However, we expect to see more robust performances in Asia, South America and China.

The performance of our aftermarket business was good. Worldwide aftermarket sales improved by 2.3 per cent, with automotive aftermarket and industrial replacement sales up by 0.5 per cent and 5.2 per cent respectively.


Fluid Power

North America performed particularly well in the first quarter due to a strong industrial market. India and South America also performed well, primarily in the original equipment market. Performance in the replacement market also remained strong.


Wiper Systems

Sales were down due to original equipment volume declines in Europe and North America. The aftermarket held up in North America but sales remained weak in Europe. Profit was impacted by the failure of MG Rover, resulting in a write-off of GBP0.8 million.


Fluid Systems

A generally strong performance due to new product introductions and cost reduction initiatives was offset by the reduction in volumes at Schrader Electronics due to the recently delayed implementation of the TREAD Act in North America. Action has been taken to reduce the impact on profit of the expected lower sales volumes.


Other Industrial & Automotive

Ideal and Plews were affected by lower volumes. Dearborn Mid-West's sales and profits were ahead as the order book improved further and margins strengthened. At Dexter, lower volumes in industrial and utility trailers, combined with higher material costs, adversely affected profits.




Building Products
                                                                      Q1 2005               Q1 2004
                                                                  GBP million           GBP million
Sales:                                                                  109.8                 101.9

Air Systems Components
Other Building Products(1)                                               88.2                  92.1
Total sales                                                             198.0                 194.0
Profit from operations before restructuring initiatives                  14.7                  15.2
Operating margin(2)                                                       7.4%                  7.8%
EBITDA margin(2)                                                         10.3%                 11.1%



(1) Includes Lasco Bathware, Lasco Fittings, Philips
(2) Before restructuring initiatives


Air Systems Components

Profit from operations before restructuring initiatives was slightly down due to the accelerated timing of some production rationalisation initiatives aimed at further improving the efficiency of our operations, but this will better position the business for the remainder of the year. Despite poor market conditions in non-residential, order intake levels and backlogs remain robust. Our residential business remains buoyant.


Other Building Products

Prolonged wintry weather and temporary de-stocking by a major customer impacted Lasco Fittings' Pressure and Drain, Waste and Vent product lines. Lasco Bathware saw sales of fibreglass reinforced plastic baths and whirlpools increase as a result of strong residential construction activity. Philips saw slow demand in its market, however, in the recreational vehicle market, manufacturers still have strong order backlogs despite slowing production.


Restructuring costs

In the first quarter of 2005, restructuring costs were GBP1.5 million (Q1 2004:
GBP9.3 million) and primarily related to the accelerated restructuring at Air Systems Components.


Interest payable, investment income and finance expense

Interest payable for the quarter was GBP19.2 million (Q1 2004: GBP15.6 million), investment income was GBP9.5 million (Q1 2004: GBP9.6 million) and other finance expense was GBP1.5 million (Q1 2004: GBPnil). Under IFRS interest payable includes the finance cost related to the post employment benefits liability and investment income includes the expected return on post employment benefit plan assets. With effect from the start of the financial year, interest costs include preference dividends and fair value losses on derivative hedging instruments are included under other finance expense as required following the application of IAS32.


Taxation

The effective tax rate for the quarter, based on the net tax charge as a percentage of profit before tax, was 29.0 per cent (Q1 2004: 26.5 per cent). The increase in the effective rate is due to the inclusion of preference dividends in the finance charge as preference dividends are not deductible for tax purposes.


Earnings per share

Basic earnings per share were 4.94 pence (Q1 2004: 4.50 pence).


Capital expenditure

Net capital expenditure in the quarter was GBP29.3 million (Q1 2004: GBP28.7 million) representing 1.1 times depreciation (Q1 2004: 1.1 times). Capital expenditure for the year is expected to amount to GBP160 million. On 6 May we completed the sale of part of the Denver campus of Gates which gave rise to cash proceeds of GBP8.2 million ($15.6 million).


Working capital

The average working capital as a percentage of moving annual total sales over the quarter was 13.9 per cent in 2005 compared to 13.8 per cent in 2004. For the year as a whole we expect to see a broadly neutral working capital position excluding the impact of acquisitions.


Cash flow

The table below shows the cash movement for the quarter.
                                                                                      Q1 2005         Q1 2004
                                                                                  GBP million     GBP million

Profit from operations before restructuring initiatives                                 68.7            69.7
Depreciation                                                                            26.2            25.3
                                                                                        94.9            95.0
Cash effect of restructuring initiatives:
Restructuring costs                                                                     (2.8)           (6.8)
Costs of exit from business                                                                -            (6.5)
Capital expenditure:
Restructuring costs                                                                     (0.8)           (3.8)
Business operations (gross GBP30.2m; disposals GBP1.7m)                                (28.5)          (24.9)
Working capital, excluding the effect of restructuring costs                           (64.4)          (17.1)
Other operating cash flows                                                               1.8             0.8
Cash flow from operations after restructuring initiatives                                0.2            36.7
Tax, interest and dividends                                                            (22.0)           (6.5)
Cash flow after tax, interest and dividends                                            (21.8)           30.2
Acquisitions and disposals                                                             (60.4)            7.0
Currency and other(1)                                                                   (4.7)            8.1
(Increase)/reduction in net debt(1)                                                    (86.9)           45.3



(1) Excluding GBP(4.0) million of movements relating to the preference shares



Results prepared under US GAAP in US dollars

Operating income from continuing operations under US GAAP in the first quarter of 2005 was $113.5 million (Q1 2004: $118.8 million). Net income under US GAAP was $70.4 million (Q1 2004: $92.2 million). Shareholders' equity under US GAAP was $2,976.2 million at 2 April 2005, compared to $2,765.7 million at 3 April 2004.


The differences between IFRS and US GAAP arise from the treatment of restructuring costs, intangible assets, inventory, post-employment benefits and stock based compensation. Net income under US GAAP is subject to additional adjustments relating to the treatment of costs associated with exit or disposal activities, capitalised interest, derivatives and deferred tax. A reconciliation of reported financial information prepared under IFRS and US GAAP is shown in
Section 11.


6. FINANCIAL DATA


6.1 Analysis of movement in Q1 sales and operating profit from 2004 to 2005 (unaudited)


Sales

GBP million                 Industrial &       Building Products    Unallocated Central         Total
                             Automotive                                 Activities

Q1 2004                    570.1                 194.0                    -                  764.1
Exchange rate effect        (3.9)                 (5.9)                   -                   (9.8)
Disposals                   (7.6)                 (8.5)                   -                  (16.1)
                           558.6                 179.6                    -                  738.2
Acquisitions                 3.6                   4.5                    -                    8.1
Underlying change           (8.4)     (1.5)%      13.9       7.7%         -          -         5.5      0.7%
Q1 2005                    553.8                 198.0                    -                  751.8
Profit from operations before restructuring initiatives


Q1 2004                     60.2                  15.2                 (5.7)                  69.7
Exchange rate effect        (0.2)                 (0.5)                   -                   (0.7)
Disposals                    2.2                   0.2                    -                    2.4
                            62.2                  14.9                 (5.7)                  71.4
Acquisitions                 0.6                   0.5                    -                    1.1
Underlying change           (3.8)     (6.1)%      (0.7)     (4.7%)      0.7       12.3%       (3.8)    (5.3)%
Q1 2005                     59.0                  14.7                 (5.0)                  68.7





6.2 Additional financial information (unaudited)



Three months ended 2 April 2005
GBP million                                              Industrial &    Building     Unallocated         Total
                                                          Automotive     Products         central
                                                                                       activities

Segment result (See note 2)                                      58.4          13.5             -          71.9
Adjust for:
  Restructuring costs                                             0.5           1.0             -           1.5
  Disposals and exit of businesses                               (0.3)          0.2             -          (0.1)
  Share of results of associates                                  0.4             -             -           0.4
  Unallocated central activities                                    -             -          (5.0)         (5.0)
Profit from operations before restructuring initiatives          59.0          14.7          (5.0)         68.7



Three months ended 3 April 2004
GBP million                                              Industrial &    Building     Unallocated         Total
                                                          Automotive     Products         central
                                                                                       activities

Segment result (See note 2)                                      51.6          14.3             -          65.9
Adjust for:
  Restructuring costs                                             8.4           0.9             -           9.3
  Share of results of associates                                  0.2             -             -           0.2
  Unallocated central activities                                    -             -          (5.7)         (5.7)
Profit from operations before restructuring initiatives          60.2          15.2          (5.7)         69.7

7.  Financial information in Sterling prepared in accordance with IFRS



Consolidated income statement for the three months ended 2 April 2005 prepared in accordance with ifrs (UNAUDITED)


                                                                             3 months    3 months        Year
                                                                                ended       ended       ended
                                                                              2 April     3 April   1 January
                                                                                 2005        2004        2005
                                                                  Notes   GBP million GBP million GBP million


Continuing operations
Revenue                                                             2          751.8       764.1     2,974.1
Cost of sales                                                                 (541.2)     (544.7)   (2,120.2)
Gross profit                                                                   210.6       219.4       853.9
Distribution costs                                                             (78.1)      (84.8)     (333.5)
Administrative expenses                                                        (64.2)      (65.1)     (216.9)
Share of results of associates                                                   0.4         0.2         0.8
Profit from operations before restructuring initiatives                         68.7        69.7       304.3
Restructuring costs                                                 3           (1.5)       (9.3)      (20.5)
Gain on disposals and exit of businesses                            3            0.1           -         2.5
Profit from operations                                                          67.3        60.4       286.3
Interest payable                                                    4          (19.2)      (15.6)      (64.8)
Investment income                                                   5            9.5         9.6        38.8
Other finance expense                                               6           (1.5)          -           -
Profit before tax                                                               56.1        54.4       260.3
Tax                                                                 7          (16.3)      (14.4)      (51.1)
Profit for the period from continuing operations                                39.8        40.0       209.2

Discontinued operations

Profit for the period from discontinued operations                  8              -         0.1         0.9

Profit for the period                                                           39.8        40.1       210.1
Minority interests                                                              (1.7)       (1.6)      (10.1)
Dividends payable on convertible cumulative preference shares                      -        (3.8)      (15.6)
Profit for the period attributable to equity shareholders                       38.1        34.7       184.4



Earnings per share                                                  9
Basic
Continuing operations                                                          4.94 p      4.49 p     23.81 p
Discontinued operations                                                          -         0.01 p      0.12 p
Total operations                                                               4.94 p      4.50 p     23.93 p

Diluted
Continuing operations                                                          4.80 p      4.38 p     22.71 p
Discontinued operations                                                          -         0.01 p      0.10 p
Total operations                                                               4.80 p      4.39 p     22.81 p



Consolidated cash flow statement for the three months ended 2 April 2005 prepared in accordance with IFRS (UNAUDITED)

                                                                             3 months   3 months       Year
                                                                                ended      ended      ended
                                                                              2 April    3 April  1 January
                                                                                 2005       2004       2005
                                                                  Notes   GBP million GBP million GBP million

Operating activities
Cash generated by operations                                        11          29.5       65.4      333.9
Income taxes paid                                                              (17.1)     (10.9)     (56.0)
Income taxes received                                                            4.0        9.8       16.2
Net cash inflow from operating activities                                       16.4       64.3      294.1

Investing activities
Purchase of property, plant and equipment                                      (31.0)     (29.7)    (157.7)
Disposal of property, plant and equipment                                        1.7        1.0        5.5
Purchase of subsidiaries                                                       (63.4)         -      (24.0)
Sale of subsidiaries, net of cash disposed                                       3.0        7.0       21.3
Dividends received from associates                                               0.1        0.1        0.4
Net cash outflow from investing activities                                     (89.6)     (21.6)    (154.5)

Financing activities
Issue of ordinary share capital                                                  1.0        0.1        1.2
Conversion of convertible cumulative preference shares                          (0.8)         -          -
Increase in collateralised cash                                                 (0.1)         -       (1.1)
Increase/(decrease) in debt                                                     22.7        0.2       (4.3)
Capital element of finance lease rental payments                                (0.8)      (0.9)      (3.5)
Interest element of finance lease rental payments                               (0.2)      (0.3)      (0.9)
Purchase of own shares                                                          (0.5)      (0.4)      (4.1)
Sale of own shares                                                               2.9          -           -
Interest received                                                                0.3        0.9        4.0
Interest paid                                                                   (5.2)      (2.2)     (18.6)
Equity dividend paid                                                               -          -      (94.5)
Preference dividend paid                                                        (3.8)      (3.8)     (15.9)
Investment by a minority shareholder                                                -       1.4        3.9
Dividend paid to a minority shareholder                                         (4.9)      (1.7)      (2.7)
Net cash inflow/(outflow) from financing activities                              10.6      (6.7)    (136.5)

Net (decrease)/increase in cash and cash equivalents                           (62.6)      36.0        3.1
Cash and cash equivalents at beginning of period                               172.1      162.0      162.0
Currency translation differences                                                (2.2)       8.0        7.0
Cash and cash equivalents at end of period                                      107.3     206.0      172.1


Cash and cash equivalents comprise:

                                                                              2 April    3 April  1 January
                                                                                 2005       2004       2005
                                                                          GBP million GBP million GBP million

Cash and cash equivalents                                                      128.6      221.6      185.4
Bank overdrafts                                                                (21.3)     (15.6)     (13.3)
                                                                                107.3     206.0      172.1

A reconciliation of the net decrease in cash and cash equivalents to the movement in net debt is presented in note 12.







Consolidated balance sheet as at 2 APRIL 2005 prepared in accordance with IFRS
(UNAUDITED)

                                                                  Notes     2 April    3 April   1 January
                                                                               2005       2004        2005
                                                                        GBP million GBP million  GBP million
Non-current assets
Goodwill                                                                     262.6      210.5       226.3
Other intangible assets                                                        8.8        5.5         4.6
Property, plant and equipment                                                766.7      723.0       742.2
Interests in associates                                                        4.0        3.6         3.7
Deferred tax assets                                                          118.7      143.4       119.4
                                                                           1,160.8    1,086.0     1,096.2
Current assets
Inventories                                                                  386.4      338.4       369.6
Trade and other receivables                                           13     554.2      527.2       512.7
Current tax recoverable                                                        6.0       14.3        14.3
Investments                                                                    2.0        1.7         1.6
Cash and cash equivalents                                                    128.6      221.6       185.4
                                                                           1,077.2    1,103.2     1,083.6
Assets held for sale                                                  14      22.0       57.7        32.8
Total assets                                                               2,260.0    2,246.9     2,212.6
Current liabilities
Convertible cumulative preference shares                                      (2.0)         -           -
Bank overdrafts                                                              (21.3)     (15.6)      (13.3)
Bank and other loans                                                         (28.7)     (11.9)       (7.2)
Unsecured loan notes                                                          (0.3)      (0.4)       (0.3)
Obligations under finance leases                                              (3.2)      (3.2)       (3.4)
Trade and other payables                                              15    (366.2)    (347.2)     (381.4)
Current tax liabilities                                                       (6.8)     (20.6)      (11.6)
Provisions                                                            16     (36.9)     (27.3)      (21.2)
                                                                            (465.4)    (426.2)     (438.4)
Non-current liabilities
Convertible cumulative preference shares                                    (277.5)         -           -
Bank and other loans                                                        (399.6)    (401.9)     (401.9)
Obligations under finance leases                                              (8.3)     (11.8)       (8.7)
Other payables                                                        15      (5.7)      (6.4)       (3.7)
Post-employment benefit obligations                                         (269.0)    (328.5)     (279.3)
Deferred tax liabilities                                                     (42.3)     (37.9)      (42.7)
Current tax liabilities                                                     (155.7)    (167.9)     (154.1)
Provisions                                                            16     (18.4)     (61.7)      (38.2)
                                                                          (1,176.5)  (1,016.1)     (928.6)
Liabilities directly associated with assets held for sale             14          -     (22.5)       (0.3)
Total liabilities                                                         (1,641.9)  (1,464.8)   (1,367.3)
Net Assets                                                                   618.1      782.1       845.3



Capital and reserves
Ordinary share capital                                                        38.7       38.7        38.7
Share premium                                                                 95.0       92.9        94.0
Capital redemption reserve                                                   461.9      461.9       461.9
Own shares                                                                    (7.1)      (6.3)       (8.9)
Currency translation reserve                                                 (28.2)     (19.1)      (27.6)
Retained profit/(losses)                                                      18.8     (155.6)      (91.6)
Shareholders' equity                                                         579.1      412.5       466.5
Minority interests                                                            39.0       32.4        41.6
Total Equity                                                                 618.1      444.9       508.1
Convertible cumulative preference shares                                         -      337.2       337.2
                                                                             618.1      782.1       845.3






Consolidated statement of recognised income and expense for the three months ended 2 April 2005 prepared in accordance with IFRS (UNAUDITED)


                                                                           3 months   3 months      Year
                                                                              ended      ended     ended
                                                                            2 April    3 April 1 January
                                                                               2005       2004      2005

                                                                        GBP million GBP million GBP million

Exchange differences arising on translation of overseas operations             7.3      (19.1)    (28.2)
Loss on net investment hedges taken to equity                                 (7.4)          -        -
Post employment benefits
  - Actuarial gains                                                              -          -      11.6
  - Effect of the asset ceiling                                                  -          -       0.1
Tax on items taken directly to equity                                          0.8          -      (5.5)
Net income and expense recognised directly in equity                           0.7      (19.1)    (22.0)
Profit for the period                                                         39.8       40.1     210.1
Total recognised income and expense for the period                            40.5       21.0     188.1

Attributable to:
Equity shareholders                                                           38.3       15.6     163.1
Preference shareholders                                                          -        3.8      15.6
Minority interests                                                             2.2        1.6       9.4
                                                                              40.5       21.0     188.1





Consolidated statement of changes in shareholders' equity for the three months ended 2 April 2005 prepared in accordance with IFRS (UNAUDITED)


                                                                           3 months    3 months      Year
                                                                              ended       ended     ended
                                                                            2 April     3 April 1 January
                                                                               2005        2004      2005

                                                                        GBP million GBP million GBP million

Total recognised income and expense attributable to equity                    38.3        15.6     163.1
shareholders
Dividends on ordinary shares                                                     -           -     (94.5)
New share issues (net of costs)                                                1.0         0.1       1.2
Purchase of own shares                                                        (0.5)       (0.4)     (4.1)
Sale of own shares                                                             2.9           -         -
Cost of equity-settled employee share schemes                                  2.1         0.8       4.4
Net addition to shareholders' equity                                          43.8        16.1      70.1
Shareholders' equity at the beginning of the period              466.5                   396.4     396.4
Adoption of IAS32 and IAS39 (See note 1)                          68.8                       -         -
                                                                             535.3
Shareholders' equity at the end of the period                                579.1       412.5     466.5





NOTES TO THE FINANCIAL INFORMATION PREPARED IN ACCORDANCE WITH IFRS

1      Basis of Preparation


The financial statements on pages 10 to 23 and the related information in Part 9 have been prepared in accordance with International Financial Reporting Standards ("IFRS") that the Directors expect to be applicable as at 31 December 2005. The Group's principal accounting policies under IFRS are set out in Part 8.

Tomkins adopted IFRS with a transition date of 4 January 2004. Comparative figures for the three months ended 3 April 2004 and the year ended 1 January 2005 ("2004"), and the Group's balance sheets as at 3 April 2004 and 1 January 2005, which were previously reported in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), have been restated to comply with IFRS. The 2004 comparatives were published on 22 April 2005.

Tomkins adopted IAS32 "Financial Instruments: Disclosure and Presentation" and IAS39 "Financial Instruments: Recognition and Measurement" prospectively from 2 January 2005. As a consequence of adopting IAS32 and IAS39, the Group recognised an increase in net debt of GBP272.0 million and an increase in shareholders' equity of GBP68.8 million as at 2 January 2005, as follows:


                                                                                                    GBP million

Convertible cumulative preference shares                                                               273.6
Net interest accrual reclassified from payables and receivables                                         (1.6)
Increase in net debt                                                                                   272.0

Fair value of trade investments, net of related tax effects                                              0.2
Fair value of derivatives, net of related tax effects                                                    5.1
Convertible cumulative preference shares                                                                63.6
                                                                                                        68.9
Minority interest in the above                                                                          (0.1)
Increase in shareholders' equity                                                                        68.8



An explanation of the effect of adopting IAS32 and IAS39 is provided in Part 8, under the heading "Financial instruments". As shown above, the most significant financial effect arises from the change in the accounting treatment of the US dollar denominated 5.56% Convertible Cumulative Preference Shares ("the Preference Shares"). As at 1 January 2005, the Preference Shares were classified as non-equity shareholders' funds with a carrying value of GBP337.2 million. Presented in accordance with IAS32, they are reclassified as liabilities and the carrying value of the principal outstanding was GBP273.6 million at 1 January 2005.

The information presented in these financial statements does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985.

IFRS are subject to amendment or interpretation by the International Accounting Standards Board and there is an ongoing process of review and endorsement by the European Commission. For these reasons, it is possible that the information for the three months ended 2 April 2005 and the restated information for the year ended 1 January 2005 may be subject to change before its inclusion in the Group's 2005 Report and Accounts, which will contain the Group's first complete financial statements prepared in accordance with IFRS.



2      Segment information - Continuing operations

Tomkins is a global engineering and manufacturing business. The segmental presentation given below has been revised to reflect changes in the business segments presented to the Board of Directors by management. The Group is organised into two principal operating divisions, which provide the basis on which the Group reports its primary segment information:


(1) Industrial & Automotive, which supplies car, truck and industrial equipment manufacturing markets, and industrial and automotive aftermarkets throughout the world;

(2) Building Products includes Air Systems Components, which supplies the heating, ventilation and air conditioning market mainly in North America and Other Building Products, which supplies the building, construction, truck and trailer and automotive industries mainly in North America.

The segment information provided below relates to the Group's continuing operations. Segment information for the Group's discontinued operations is provided in note 8.



                                                      Segment revenue                Segment result (1)
                                                 3 months 3 months     Year     3 months  3 months      Year
                                                  ended 2  ended 3  ended 1      ended 2   ended 3   ended 1
                                                    April    April  January        April     April   January
                                                     2005     2004     2005         2005      2004      2005
                                               GBPmillion GBPmillion GBPmillion   GBPmillion GBPmillion GBPmillion
Industrial & Automotive

  Powertrain                                        239.2    235.9    913.7         28.2      27.5     132.3

  Fluid Power                                        86.9     80.6    323.7         11.1       4.5      32.9

  Wipers                                             61.6     70.9    253.6          2.5       1.3       7.2

  Fluid Systems                                      58.1     61.8    228.0          4.6       6.9      21.5

  Other Industrial & Automotive                     108.0    120.9    463.3         12.0      11.4      54.8

                                                    553.8    570.1  2,182.3         58.4      51.6     248.7
Building Products

   Air Systems Components                           109.8    101.9    423.0          9.4      10.6      46.6

   Other Building Products                           88.2     92.1    368.8          4.1       3.7      13.8
                                                    198.0    194.0    791.8         13.5      14.3      60.4
                                                    751.8    764.1  2,974.1         71.9      65.9     309.1
By origin

United States of America                            485.8    483.3  1,924.2         50.0      40.9     197.9
United Kingdom                                       45.7     50.6    177.1          0.5       0.3       2.3
Rest of Europe                                       93.9     88.7    320.6          7.6       7.6      41.9
Rest of World                                       126.4    141.5    552.2         13.8      17.1      67.0
                                                    751.8    764.1  2,974.1         71.9      65.9     309.1
By location of customers

United States of America                            504.6    509.9  2,008.3
United Kingdom                                       20.3     21.5     84.4
Rest of Europe                                       94.9    102.7    362.7
Rest of World                                       132.0    130.0    518.7
                                                    751.8    764.1  2,974.1


(1) Segment result includes restructuring costs and gains and losses on the disposal and exit of businesses, but excludes the share of results of associates.



Reconciliation of total segment result from continuing operations to profit     3 months  3 months      Year
from operations:                                                                 ended 2   ended 3   ended 1
                                                                                   April     April   January
                                                                                    2005      2004      2005

                                                                             GBP million GBP million GBP million
Segment result                                                                     71.9      65.9     309.1
Share of results of associates                                                      0.4       0.2       0.8
Unallocated central activities                                                     (5.0)     (5.7)    (23.6)
Profit from operations                                                             67.3      60.4     286.3


The split of the profits of associated undertakings analysed by class of business is Industrial & Automotive GBP0.4 million (3 April 2004 - GBP0.2 million, 1 January 2005 - GBP0.5 million) and Building Products GBPnil (3 April 2004 - GBPnil, 1 January 2005 - GBP0.3 million).




3      Restructuring Initiatives

                               3 months ended 2 April      3 months ended 3 April      Year ended 1 January
                                         2005                        2004                        2005
                               Restructuring  Disposals    Restructuring  Disposals    Restructuring  Disposals
                                       costs   and exit            costs   and exit            costs   and exit
                                                     of                          of                          of
                                             businesses        GBP million businesses    GBP million  businesses
                                 GBP million  GBP million                   GBP million                GBP million
Industrial & Automotive

  Powertrain                               -         -             (1.2)         -             (4.6)         -

  Fluid Power                              -         -             (0.7)         -             (1.2)         -

  Wipers                               (0.5)         -             (4.4)         -             (7.9)         -

  Fluid Systems                            -         -             (0.9)         -             (2.4)         -

  Other Industrial &                       -       0.3             (1.2)         -             (1.7)       9.4
  Automotive

                                       (0.5)       0.3             (8.4)         -            (17.8)       9.4
Building Products
   Air Systems Components              (1.0)         -                -          -             (1.0)         -

   Other Building Products                 -      (0.2)            (0.9)         -             (1.7)      (6.9)
                                       (1.0)      (0.2)            (0.9)         -             (2.7)      (6.9)
                                       (1.5)       0.1             (9.3)         -            (20.5)       2.5


4      Interest payable

                                                                             3 months   3 months      Year
                                                                                ended      ended     ended
                                                                              2 April    3 April 1 January
                                                                                 2005       2004      2005
                                                                          GBP million GBP million  GBPmillion

Bank and other interest payable                                                  5.3        4.5      20.6
Interest element of finance lease rentals                                        0.2        0.3       0.9
Interest cost on post-employment benefit obligations                             9.8       10.8      43.3
Preference dividend                                                              3.9          -         -
                                                                                19.2       15.6      64.8




5      Investment income

                                                                             3 months   3 months      Year
                                                                                ended      ended     ended
                                                                              2 April    3 April 1 January
                                                                                 2005       2004      2005
                                                                          GBP million GBP million GBPmillion

Bank and other interest receivable                                               1.1        1.5       6.4
Expected return on post-employment benefit plan assets                           8.4        8.1      32.4
                                                                                 9.5        9.6      38.8




6      Other Finance Expense

                                                                             3 months   3 months      Year
                                                                                ended      ended     ended
                                                                              2 April    3 April 1 January
                                                                                 2005       2004      2005
                                                                          GBP million GBP million GBPmillion

Fair value losses on derivative hedging instruments                               1.5         -         -




7       Tax

                                                                             3 months   3 months      Year
                                                                                ended      ended     ended
                                                                              2 April    3 April 1 January
                                                                                 2005       2004      2005
                                                                          GBP million GBP million GBPmillion

UK                                                                                 -        0.2     (15.9)
Overseas                                                                        16.8       14.2      51.5
Deferred tax                                                                    (0.5)         -      15.5
                                                                                16.3       14.4      51.1




8       DISCONTINUED OPERATIONS


Discontinued operations comprise the Group's former Valves, Taps and Mixers businesses, which were included in the Other Building Products business segment. The results of the discontinued operations included in the consolidated income statement were as follows:

                                                                              3 months   3 months      Year
                                                                                 ended      ended     ended
                                                                               2 April    3 April 1 January
                                                                                  2005       2004      2005
                                                                           GBP million GBP million GBPmillion

Revenue                                                                              -       5.6       6.2
Cost of sales                                                                        -      (4.9)     (5.8)
Gross profit                                                                         -       0.7       0.4
Distribution costs                                                                   -      (0.3)     (0.4)
Administrative expenses                                                              -      (1.6)     (1.7)
                                                                                     -      (1.2)     (1.7)
Gain on disposal of business                                                         -       2.2       3.8
Profit from operations                                                               -       1.0       2.1
Tax                                                                                  -      (0.9)     (1.2)
Profit for the period from discontinued operations                                   -       0.1       0.9


 9    Earnings per share

                                        Earnings                          Weighted average shares

                                      Profit
                                attributable
                                  to equity  Preference              Ordinary    Dilutive
                                shareholders  dividends     Total      shares       items        Total    Earnings
                                 GBP million GBP million GBP million    Number      Number       Number   per share

3 months ended 2 April 2005

Continuing operations
Basic                                  38.1          -      38.1  770,937,677           -  770,937,677      4.94 p
Exercise of share options                 -          -         -            -   2,101,693    2,101,693     (0.01)p
                                       38.1          -      38.1  770,937,677   2,101,693  773,039,370      4.93 p
Conversion of preference shares
and reversal of preference dividend       -        3.9       3.9            - 102,564,416  102,564,416     (0.13)p
Diluted                                38.1        3.9      42.0  770,937,677 104,666,109  875,603,786      4.80 p


3 months ended 3 April 2004

a) Continuing operations
Basic                                  34.6          -      34.6  770,818,863           -  770,818,863      4.49 p
Exercise of share options                 -          -         -            -   2,774,500    2,774,500     (0.02)p
                                       34.6          -      34.6  770,818,863   2,774,500  773,593,363      4.47 p
Conversion of preference shares
and reversal of preference
dividend                                  -        3.8       3.8            - 102,650,664  102,650,664      (0.9)p
Diluted                                34.6        3.8      38.4  770,818,863 105,425,164  876,244,027      4.38 p

b) Discontinued operations

Basic                                   0.1          -       0.1  770,818,863           -  770,818,863      0.01 p
Exercise of share options                 -          -         -            -   2,774,500    2,774,500         -
                                        0.1          -       0.1  770,818,863   2,774,500  773,593,363      0.01 p
Conversion of preference shares
and reversal of preference
dividend                                  -          -         -            - 102,650,664  102,650,664         -
Diluted                                 0.1          -       0.1  770,818,863 105,425,164  876,244,027      0.01 p

c) Continuing and discontinued
operations
Basic                                  34.7          -      34.7  770,818,863           -  770,818,863      4.50 p
Exercise of share options                 -          -         -            -   2,774,500    2,774,500     (0.02)p
                                       34.7          -      34.7  770,818,863   2,774,500  773,593,363      4.48 p
Conversion of preference shares
and reversal of preference
dividend                                  -        3.8       3.8            - 102,650,664  102,650,664      (0.9)p
Diluted                                34.7        3.8      38.5  770,818,863 105,425,164  876,244,027      4.39 p

Year ended 1 January 2005
a) Continuing operations
Basic                                 183.5          -     183.5  770,716,582           -  770,716,582     23.81 p
Exercise of share options                 -          -         -            -   3,449,582    3,449,582     (0.11)p
                                      183.5          -     183.5  770,716,582   3,449,582  774,166,164     23.70 p
Conversion of preference shares
and reversal of preference
dividend                                  -       15.6      15.6            - 102,650,664  102,650,664     (0.99)p
Diluted                               183.5       15.6     199.1  770,716,582 106,100,246  876,816,828     22.71 p

b) Discontinued operations
Basic                                   0.9          -       0.9  770,716,582           -  770,716,582      0.12 p
Exercise of share options                 -          -         -            -   3,449,582    3,449,582         -
                                        0.9          -       0.9  770,716,582   3,449,582  774,166,164      0.12 p
Conversion of preference shares
and reversal of preference
dividend                                  -          -         -            - 102,650,664  102,650,664     (0.02)p
Diluted                                 0.9          -       0.9  770,716,582 106,100,246  876,816,828      0.10 p

c) Continuing and discontinued operations
Basic                                 184.4          -     184.4  770,716,582           -  770,716,582     23.93 p
Exercise of share options                 -          -         -            -   3,449,582    3,449,582     (0.11)p
                                      184.4          -     184.4  770,716,582   3,449,582  774,166,164     23.82 p
Conversion of preference
shares and reversal of
preference dividend                       -       15.6      15.6            - 102,650,664  102,650,664     (1.01)p
Diluted                               184.4       15.6     200.0  770,716,582 106,100,246  876,816,828     22.81 p



Basic earnings per share calculated on profit from continuing operations before restructuring initiatives

The directors believe that earnings per share calculated on profit from continuing operations before restructuring initiatives, as presented below, represents a useful measure of underlying performance.



                                         Earnings                         Weighted average shares
                                     Profit
                               attributable
                                 to equity  Preference             Ordinary    Dilutive
                               shareholders  dividends    Total      shares       items       Total   Earnings
                                GBP million  GBP million GBPmillion  Number      Number      Number  per share


3 months ended 2 April 2005
Continuing operations - Basic           38.1          -     38.1  770,937,677          -  770,937,677     4.94 p
Adjustment for items listed below       (0.1)         -     (0.1)           -          -            -    (0.01)p
Continuing operations adjusted -
Basic                                   38.0          -     38.0  770,937,677          -  770,937,677     4.93 p
Continuing operations - Diluted         38.1        3.9     42.0  770,937,677 104,666,109 875,603,786     4.80 p
Adjustment for items listed below       (0.1)         -     (0.1)           -           -           -    (0.01)p
Continuing operations adjusted -
Diluted                                 38.0        3.9     41.9  770,937,677 104,666,109 875,603,786     4.79 p


3 months ended 3 April 2004
Continuing operations - Basic           34.6          -      34.6 770,818,863          -  770,818,863     4.49 p
Adjustment for items listed below        6.1          -       6.1           -          -           -      0.79 p
Continuing operations adjusted -
Basic                                   40.7          -      40.7 770,818,863          -  770,818,863     5.28 p
Continuing operations - Diluted         34.6        3.8      38.4 770,818,863 105,425,164 876,244,027     4.38 p
Adjustment for items listed
below                                    6.1          -       6.1           -           -          -      0.70 p
Continuing operations adjusted -
Diluted                                 40.7        3.8     44.5  770,818,863 105,425,164 876,244,027     5.08 p


Year ended 1 January 2005
Continuing operations - Basic          183.5          -    183.5  770,716,582           - 770,716,582    23.81 p
Adjustment for items listed below        8.4          -      8.4            -           -           -     1.09 p
Continuing operations adjusted -
Basic                                  191.9          -    191.9  770,716,582           - 770,716,582    24.90 p
Continuing operations - Diluted        183.5       15.6    199.1  770,716,582 106,100,246 876,816,828    22.71 p
Adjustment for items listed below        8.4          -      8.4            -           -           -     0.96 p
Continuing operations adjusted -
Diluted                                191.9       15.6    207.5  770,716,582 106,100,246 876,816,828    23.67 p






Basic earnings per share calculated on profit from continuing operations before restructuring initiatives (continued)
Restructuring initiatives were as follows:                                         3 months  3 months      Year
                                                                                      ended     ended     ended
                                                                                    2 April   3 April 1 January
                                                                                       2005      2004      2005
                                                                                GBP million GBP million GBPmillion

Restructuring costs                                                                    1.5       9.3      20.5
Loss on disposal of business                                                           3.9         -       4.4
Reversal of provision for loss on disposal                                            (4.0)        -         -
Provision for loss on disposal                                                           -         -       4.1
Costs on exit of business                                                                -       5.2      18.3
Reversal of provision for loss on exit of business                                       -      (5.2)    (29.3)
Items included in profit from operations                                               1.4       9.3      18.0
Tax attributable                                                                      (1.5)     (3.2)     (9.6)
                                                                                      (0.1)      6.1       8.4




10   Dividends on Ordinary shares
                                                                                 3 months  3 months      Year
                                                                                    ended     ended     ended
                                                                                  2 April   3 April 1 January
                                                                                     2005      2004      2005
                                                                              GBP million GBP million GBPmillion

Paid

Final 2003 - 7.40 pence per share, paid 1 June 2004                                    -         -      57.2
Interim 2004 - 4.83 pence per share, paid 12 November 2004                             -         -      37.3
                                                                                       -         -      94.5

Proposed
Final 2004 dividend - 7.77 pence per share (Final 2003 dividend - 7.40 pence        60.0      57.2      60.0
per share)



The final 2004 dividend is subject to approval by shareholders at the Annual
General Meeting and, following this, will be paid on 26 May 2005 to shareholders who were on the Register of Members on 22 April 2005. Ordinary dividends are recognised as a liability in the period in which they are declared.




11   Cash generated by operations

                                                                                 3 months  3 months      Year
                                                                                    ended     ended     ended
                                                                                  2 April   3 April 1 January
                                                                                     2005      2004      2005
                                                                              GBP million GBP million GBPmillion

Profit from operations
 - Continuing operations                                                            67.3      60.4     286.3
 - Discontinued operations                                                             -       1.0       2.1
                                                                                    67.3      61.4     288.4
Share of results of associates                                                      (0.4)     (0.2)     (0.8)
Depreciation                                                                        26.2      25.6     115.9
Loss/(gain) on sale of property, plant and equipment                                 0.1      (0.1)      1.1
Gain on disposal of business - continuing operations                                (0.1)     (4.3)    (18.0)
Gain on disposal of business - discontinued operations                                 -      (2.2)     (3.8)
Cost of equity-settled employee share schemes                                        2.1       0.8       4.4
(Decrease)/increase in post-employment benefit obligations                         (14.4)      3.4     (26.3)
(Decrease)/increase in provisions                                                   (0.2)      2.9      (7.3)
Operating cash flows before movements in working capital                            80.6      87.3     353.6
(Increase)/decrease in inventories                                                  (5.5)      4.6     (34.3)
Increase in receivables                                                            (26.0)    (35.4)    (20.9)
(Decrease)/increase in payables                                                    (19.6)      8.9      35.5
Cash generated by operations                                                        29.5       65.4    333.9




12   Reconciliation of net decrease in cash and cash equivalents to the movement in net debt


                                                                                3 months   3 months       Year
                                                                                   ended      ended      ended
                                                                                 2 April    3 April  1 January
                                                                                    2005       2004       2005
                                                                             GBP million GBP million GBP million

(Decrease)/increase in cash and cash equivalents                                  (62.6)      36.0        3.1
(Increase)/decrease in debt and lease financing                                   (21.9)       0.7        7.8
Decrease in convertible cumulative preference shares                                0.8          -          -
Increase in collateralised cash                                                     0.1          -        1.1
(Increase)/decrease in net debt resulting from cash flows                         (83.6)      36.7       12.0
Foreign currency translation differences                                           (7.3)       8.6        8.2
(Increase)/decrease in net debt during the period                                 (90.9)      45.3       20.2
Net debt at the beginning of the period                               (244.5)               (264.7)    (264.7)
Adoption of IAS 32 and IAS39 (see note 1)                             (272.0)                    -          -
                                                                                 (516.5)
Net debt at the end of the period                                                (607.4)    (219.4)    (244.5)

                                                                                 2 April    3 April  1 January
Net debt comprises:                                                                 2005       2004       2005
                                                                             GBP million GBP million GBP million

Collateralised cash                                                                 4.9        3.8        4.9
Cash and cash equivalents                                                         128.6      221.6      185.4
Bank overdrafts                                                                   (21.3)     (15.6)     (13.3)
Bank and other loans                                                             (428.3)    (413.8)    (409.1)
Unsecured loan notes                                                               (0.3)      (0.4)      (0.3)
Obligations under finance leases                                                  (11.5)     (15.0)     (12.1)
                                                                                 (327.9)    (219.4)    (244.5)
Convertible cumulative preference shares                                         (279.5)         -          -
                                                                                 (607.4)    (219.4)    (244.5)




13   Trade and other receivables

                                                                                2 April    3 April   1 January
                                                                                   2005       2004        2005
                                                                            GBP million GBP million  GBP million


Trade receivables                                                                 464.8     447.7       414.3
Amounts recoverable on construction contracts                                      13.1         -        15.6
Prepayments                                                                        20.0      16.3        21.0
Other receivables                                                                  51.4      59.4        56.9
Collateralised cash                                                                 4.9       3.8         4.9
                                                                                  554.2     527.2       512.7




14   Assets held for sale

                                                                                2 April    3 April   1 January
The major classes of assets and associated liabilities classified as held          2005       2004        2005
for sale are as follows:                                                    GBP million GBP million  GBP million


Property, plant and equipment                                                     22.0        31.7       29.8
Investments                                                                          -        2.5           -
Deferred tax assets                                                                  -          -         0.1
Inventories                                                                          -        7.2         2.0
Trade and other receivables                                                          -       16.3         0.9
Total assets classified as held for sale                                          22.0       57.7        32.8

Trade and other payables                                                             -      (16.7)       (0.3)
Post-employment benefit obligations                                                  -       (1.3)          -
Provisions                                                                           -       (4.5)          -
Total liabilities associated with assets classified as held for sale                 -      (22.5)       (0.3)
                                                                                  22.0       35.2        32.5


15   Trade and other Payables

                                                                                  2 April   3 April 1 January
                                                                                     2005      2004      2005
                                                                              GBP million GBP million GBP million
Current liabilities

Trade payables                                                                      229.2    208.0     233.6
Other taxes and social security                                                      16.9     16.0      14.9
Accruals and deferred income                                                         94.8    103.1     103.2
Other payables                                                                       25.3     20.1      29.7
                                                                                    366.2    347.2     381.4
Non-current liabilities

Accruals and deferred income                                                          1.6      4.0       3.2
Other payables                                                                        4.1      2.4       0.5
                                                                                      5.7      6.4       3.7




16   Provisions for liabilities and charges

                                                                           Restructuring       Other
                                                                              provisions  provisions       Total
                                                                             GBP million GBP million   GBP million
At 1 January 2005                                                                  14.7        44.7        59.4
Foreign exchange translation                                                        0.2         0.5         0.7
Subsidiaries acquired                                                                 -         0.2         0.2
Charge for the period                                                               1.5         6.4         7.9
Reversal of provisions for disposal of operations                                  (4.0)          -        (4.0)
Utilised during the period                                                         (3.8)       (5.1)       (8.9)
At 2 April 2005                                                                     8.6        46.7        55.3

Included in current liabilities                                                     5.4        31.5        36.9
Included in non-current liabilities                                                 3.2        15.2        18.4
                                                                                    8.6        46.7        55.3


17   Contingencies

The Company guarantees the bank facilities of certain subsidiaries and the Group provides cash as security for letters of credit in order to reduce their cost. The Company has also guaranteed certain property leases and performance bonds entered into in the ordinary course of business by certain of its subsidiaries. The Group is also, from time to time, party to legal proceedings and claims, which arise in the ordinary course of business. The Directors do not anticipate that the outcome of any of the above proceedings and claims, either individually or in aggregate, will have a material adverse effect upon the Group's financial position.



18   Acquisitions and disposals


On 27 January 2005, Tomkins acquired Milcor Inc, a multi-brand manufacturer of building products for a provisional cash consideration of $42.5 million (GBP22.6 million). Provisional goodwill of GBP10.2 million arising on the acquisition was capitalised. On 18 March 2005, Tomkins acquired L.E. Technologies, a recreational vehicle frame manufacturer for a provisional cash consideration of $77.5 million (GBP40.5 million). Provisional goodwill of GBP23.0 million arising on the acquisition was capitalised.


On 2 January 2005, Unified Industries, Inc., a business in the Other Building Products division, was sold for US$1.0 million. This resulted in a loss of GBP1.1 million, which was fully provided for in 2004. On 9 February 2005, the business and assets of the AirSprings division were sold for provisional consideration of US$12.8 million, of which US$5.5 million is deferred. This resulted in a loss of GBP2.7 million, before the release of a provision for expected loss on disposal of GBP2.9 million, which was provided for in 2004.




19   Reconciliation between IFRS and UK GAAP


Comparative information for 2004 presented in these financial statements was initially reported under UK GAAP and has been restated in accordance with IFRS. A summary of the adjustments that affected profit for the period and shareholders' equity in each of the comparative periods is presented below.


                                                                           3 months        Year
                                                                              ended       ended
                                                                            3 April   1 January
                                                                               2004        2005
                                                                   Note GBP million GBP million

Profit for the period under UK GAAP                                           38.3        180.9
Adjustments:
  Goodwill                                                            a        3.1         25.6
  Share based payments                                                b       (0.2)       (0.8)
  Post-employment benefits                                            c       (1.3)        16.3
  Future operating losses                                             d        0.1        (1.0)
  Cumulative translation differences                                  e          -        (0.9)
  Deferred tax                                                        g          -        (1.5)
  Deferred tax on IFRS adjustments                                    g        0.1        (8.5)
Profit for the period under IFRS                                              40.1        210.1



                                                                            3 April   1 January   3 January
                                                                   Note        2004        2005        2004
                                                                        GBP million GBP million GBP million

Shareholders' equity under UK GAAP                                           418.7       448.4       406.8
Adjustments:
  Goodwill                                                            a        3.1        12.2           -
  Share based payments                                                b       (1.5)       (1.5)       (1.2)
  Post-employment benefits                                            c     (136.5)     (101.5)     (137.0)
  Future operating losses                                             d        1.2           -         1.1
  Proposed dividend                                                   f       57.2        60.0        57.2
  Deferred tax                                                        g       13.3        11.5        13.6
  Deferred tax on IFRS adjustments                                    g       54.8        36.9        53.6
  Minority interest in IFRS adjustments                                        2.2         0.5         2.3
Shareholders' equity under IFRS                                              412.5       466.5       396.4


Reported cash flows were unaffected by the adoption of IFRS, but the cash flow statements for the comparative periods have been represented in the format specified by IAS7 "Cash Flow Statements".

An explanation of the significant adjustments between UK GAAP and IFRS is provided below.


a.  Goodwill

Under UK GAAP, capitalised goodwill was amortised over its useful economic life. Under IFRS, this goodwill is not amortised but is tested at least annually for impairment. The impairment tests carried out by the Group as at 4 January 2004 and 1 January 2005 revealed no impairment loss. Goodwill amortisation charged under UK GAAP during 2004 was GBP12.5 million (Q1 2004 - GBP3.1 million) and this amount is credited back to the income statement under IFRS.

Under UK GAAP, goodwill written off directly to reserves was recycled to the income statement on disposal or impairment of the acquired business. Under IFRS, this goodwill is not recycled. Accordingly, goodwill of GBP13.1 million recycled to the income statement under UK GAAP on the disposal of Mayfran Corporation in Q2 2004 has been reversed under IFRS.


b.    Share based payments

Under UK GAAP, the cost of awards made under the Group's employee share schemes was based on the intrinsic value of the awards, with the exception of SAYE schemes for which no cost was recognised. Under IFRS, the cost of all employee share schemes is based on the fair value of the awards. As a result of this change, the cost of employee share schemes recognised during 2004 increased by GBP0.8 million under IFRS (Q1 2004 - increase of GBP0.2 million). An additional liability of GBP1.5 million was recognised as at 1 January 2005 in respect of cash-settled awards (3 April 2004 - additional liability of GBP1.5 million).


c.    Post-employment benefits

Under UK GAAP, the cost of providing defined benefit pensions and post-retirement healthcare benefits was recognised on a systematic basis and surpluses and deficits arising were spread over the expected average remaining
service lives of participating employees.   Under IFRS, the cost of benefits
accruing under defined benefit plans is recognised over the average remaining service lives of participating employees, but the total cost recognised in each period is dependent on the change during the period in the recognised defined benefit liability or asset.


The total cost of post-employment benefits recognised during 2004 was reduced by GBP28.0 million to GBP0.2 million (Q1 2004 - total cost increased by GBP1.3 million to GBP9.9 million) and may be analysed as follows:


                                        3 months ended 3 April 2004        Year ended 1 January 2005
                                        UK GAAP              Restated    UK GAAP               Restated
                                           IFRS                 under       IFRS                  under
                                         format Adjustment       IFRS     format  Adjustment       IFRS
                                    GBP million GBP million GBPmillion GBP million GBP million  GBPmillion
Continuing operations:
-  Charge/(credit) to profit from
operations                                 8.6         0.8        9.4       28.2       (25.0)        3.2
-  Charge to net finance costs               -         2.7        2.7          -        10.9        10.9
Discontinued operations                      -        (2.2)      (2.2)         -        (2.2)      (2.2)
Charge/(credit) to income statement        8.6         1.3        9.9       28.2       (16.3)       11.9
Charge/(credit) to equity                     -          -          -          -       (11.7)      (11.7)
Total cost of defined benefit plans        8.6         1.3        9.9       28.2       (28.0)        0.2


During 2004, the net charge to profit from operations under IFRS benefited from a net credit of GBP4.8 million (Q1 2004 - net charge of GBP6.0 million) arising from settlement and curtailments and adjustments to past service costs. These are one off items and will not be repeated in 2005, although similar events may occur.

Liabilities at 1 January 2005 increased by GBP101.5 million (3 April 2004 - increased by GBP136.5 million) due to the recognition of the net post-employment benefit obligation under IFRS.


d.    Future operating losses

Under UK GAAP, Tomkins provided for the expected future operating losses of operations that are to be sold or terminated. Under IFRS, it is not permissible to provide for future operating losses and the provision recognised under UK GAAP as at 3 January 2004 of GBP1.1 million (3 April 2004 - GBP1.2 million) was reversed under IFRS. Overall during 2004, operating losses incurred of GBP1.0 million that were set against the provision under UK GAAP were charged to the income statement under IFRS.


e.    Cumulative translation differences

Under UK GAAP, cumulative foreign currency translation differences arising on the retranslation into Sterling of the Group's net investment in foreign operations were recognised within reserves. Under IFRS, cumulative foreign currency translation differences arising on or after

4 January 2004 are recognised as a separate component of equity and are taken into account in calculating the gain or loss on the disposal of a foreign operation. During 2004, cumulative translation losses of GBP0.9 million (Q1 2004
- GBPnil) were taken into account in calculating the net gain on disposal of businesses recognised under IFRS.


f.      Proposed dividends

Under UK GAAP, proposed equity dividends were recognised as a liability in the period to which they related. Under IFRS, equity dividends are recognised as a liability in the period in which they are declared, i.e. following approval by the shareholders for final dividends and by the directors for interim dividends. Accordingly, net assets at 3 January 2004 and 3 April 2004 increase by GBP57.2 million, representing the reversal of the accrual for the final ordinary dividend in respect of 2003 that was recognised under IFRS in Q2 2004. Similarly, net assets at 1 January 2005 increase by GBP60.0 million, representing the reversal of the accrual for the final ordinary dividend proposed in respect of 2004.


g.    Deferred tax

Under UK GAAP, deferred tax was provided on timing differences between the accounting and taxable profit (an income statement approach). Under IFRS, deferred tax is provided on temporary differences between the book carrying value and tax base of assets and liabilities (a balance sheet approach).

While the difference in the method of determining taxable differences did not give rise to a significant adjustment, additional deferred tax assets of GBP11.5 million were recognised under IFRS at 1 January 2005 (3 April 2004 - additional assets of GBP13.3 million) due to the unrestricted look forward period for estimating future taxable profits. Under UK GAAP, the look forward period was restricted to the period for which forecasts were prepared.

Deferred tax on the IFRS adjustments largely relates to post-employment benefits, reflecting the substantially increased defined benefit liability recognised under IFRS.



8.  Significant accounting policies under IFRS


Basis of preparation

Tomkins adopted IFRS with a transition date of 4 January 2004. Comparative figures for 2004 that were previously reported in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP") have been restated to comply with IFRS as published on 22 April 2005, with the exception of IAS32 "Financial Instruments: Disclosure and Presentation" and IAS39 " Financial Instruments: Recognition and Measurement" which were applied prospectively from 2 January 2005.

Tomkins has applied IFRS5 "Non-current Assets Held for Sale and Discontinued Operations" to assets and related liabilities that met the criteria to be classified as held for sale, and operations that met the criteria to be classified as discontinued on or after 4 January 2004.

IFRS1 "First-time Adoption of IFRS" allows certain exemptions from the retrospective application of IFRS prior to 4 January 2004. Where these exemptions have been used, they are explained under the relevant headings below.

The financial statements have been prepared under the historical cost convention, except as described under the heading "Financial instruments".


Basis of consolidation

The consolidated financial information includes the results, cash flows and assets and liabilities of Tomkins plc ("the Company") and its subsidiaries (together, "the Group"), and the Group's share of the results and net assets of its associates.

A subsidiary is an entity controlled, either directly or indirectly, by the Company, where control is the power to govern the financial and operating policies of the entity so as to obtain benefit from its activities. The results of a subsidiary acquired during the period are included in the Group's results from the effective date of acquisition. The results of a subsidiary sold during the period are included in the Group's results up to the effective date of disposal.

Where accumulated losses applicable to a minority interest in a subsidiary exceed the minority's interest in the equity of the subsidiary, the excess is allocated to the Group's interest in the subsidiary, except to the extent that the minority has a binding obligation and is able to make an additional investment to cover its share of the accumulated losses.

Intra-Group transactions and balances, and any unrealised gains and losses arising from intra-Group transactions, are eliminated on consolidation.


Associates

An associate is an entity over which the Company, either directly or indirectly, is in a position to exercise significant influence by participating in, but not controlling or jointly controlling, the financial and operating policies of the entity. Associates are accounted for using the equity method. Losses of an associate in excess of the Group's interest in the associate are not recognised, except to the extent that the Group has incurred obligations on behalf of the associate. Profits and losses recognised by the Company or its subsidiaries on transactions with an associate are eliminated to the extent of the Group's interest in the associate concerned.


Foreign currency translation

At entity level, transactions denominated in foreign currencies are translated into the entity's functional currency at the exchange rate ruling on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the exchange rate ruling on the balance sheet date. Currency translation differences are recognised in the income statement.

On consolidation, the results of foreign operations are translated into Sterling at the average exchange rate for the period and their assets and liabilities are translated into Sterling at the exchange rate ruling on the balance sheet date. Currency translation differences are recognised in the currency translation reserve.

In the event that a foreign operation is sold, the gain or loss on disposal recognised in the income statement is determined after taking into account the cumulative currency translation differences that are attributable to the operation. As permitted by IFRS1, Tomkins elected to deem cumulative currency translation differences to be GBPnil as at 4 January 2004. Accordingly, the gain or loss on disposal of a foreign operation does not include currency translation differences arising before 4 January 2004.


In the cash flow statement, the cash flows of foreign operations are translated into Sterling at the average exchange rate for the period.


Revenue

Revenue is measured at the invoiced amount net of sales returns, early settlement discounts, rebates and sales taxes and is recognised only where there is persuasive evidence of a sales agreement, the delivery of goods has occurred, the sale price is fixed or determinable and the collectability of revenue is reasonably assured.

Revenue on long-term contracts is recognised by the percentage-of-completion method. Losses on contracts, if any, are recognised in the period when such losses become probable and can be reasonably estimated.


Goodwill

Business combinations are accounted for using the purchase method.


Goodwill arises on the acquisition of subsidiaries and associates and represents any excess of the cost of the acquired entity over the Group's interest in the fair value of the entity's identifiable assets, liabilities and contingent liabilities determined at the date of acquisition. Goodwill in respect of an acquired subsidiary is recognised as an intangible asset. Goodwill in respect of an acquired associate is included within investments in associates. Goodwill is tested at least annually for impairment and carried at cost less any recognised impairment losses.

Where the fair value of the interest acquired in an entity's assets, liabilities and contingent liabilities exceeds the consideration paid, the excess is recognised immediately as a gain in the income statement.

As permitted by IFRS1, Tomkins elected not to apply IFRS3 "Business Combinations" to business combinations that were recognised before 4 January 2004. As a result:


- the carrying amount of goodwill recognised as an asset under UK GAAP was brought forward unadjusted as the cost of goodwill recognised under IFRS as at 4 January 2004; and

- goodwill that was written-off directly to reserves under UK GAAP is not taken into account in determining the gain or loss on disposal of acquired businesses on or after 4 January 2004.


Other intangible assets

Other intangible assets are stated at cost less accumulated amortisation and any recognised impairment losses.



a.  Acquired intangible assets

An intangible resource acquired in a business combination is recognised as an intangible asset if it is separable from the acquired business or arises from contractual or legal rights, is expected to generate future economic benefits and its fair value can be measured reliably. An acquired intangible asset is amortised on a straight-line basis so as to charge its cost, which represents its fair value at the date of acquisition, to the income statement over its expected useful life.



b.   Product development costs

All research expenditure is charged to the income statement in the period in which it is incurred.

Development expenditure is charged to the income statement in the period in which it is incurred unless it relates to the development of a new or significantly improved product and it is incurred after the technical feasibility of the product has been proven and customer orders have been received that are expected to provide income sufficient to cover the further development expenditure that will be incurred prior to the product going into full production. Capitalised development expenditure is amortised on a straight-line basis such that it is charged to the income statement over the expected life of the resulting product.

Development expenditure incurred before 4 January 2004 was not capitalised retrospectively because the conditions specified within IAS38 "Intangible Assets " were not met.


c.   Computer software

Computer software that is not integral to an item of property, plant and equipment is recognised separately as an intangible asset. Amortisation is provided on a straight-line basis so as to charge the cost of the software to the income statement over its expected useful life, which is in the range three to five years.


Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and any recognised impairment losses. Freehold land and assets under construction are not depreciated. Depreciation of property, plant and equipment, other than freehold land and assets under construction, is provided on a straight-line basis so as to charge the depreciable amount to the income statement over the expected useful life of the asset concerned, which is in the following ranges:



Freehold buildings, long leasehold land and buildings     -  Ten to fifty years

Short leasehold land and buildings                        -  Length of lease

Plant and equipment                                       -  Two to twenty years


Borrowing costs attributable to assets under construction are charged to the income statement in the period in which they are incurred.


Leases

Leases that confer rights and obligations similar to those that attach to owned assets are classified as finance leases. All other leases are classified as operating leases.

Assets held under finance leases are included within property, plant and equipment, initially measured at their fair value or, if lower, the present value of the minimum lease payments, and a corresponding liability is recognised within obligations under finance leases. Subsequently, the assets are depreciated on a basis consistent with similar owned assets or over the term of the lease, if shorter. At inception of the lease, the lease rentals are apportioned between an interest element and a capital element so as to produce a constant periodic rate of interest on the outstanding liability. Subsequently, the interest element is recognised as a charge to the income statement while the capital element is applied to reduce the outstanding liability.

Operating lease rentals, and any incentives receivable, are recognised in the income statement on a straight-line basis over the term of the lease.


Impairment of non-current assets

All non-current assets are tested for impairment whenever events or circumstances indicate that their carrying values might be impaired. Additionally, goodwill and capitalised development expenditure relating to a product that is not yet in full production are subject to an annual impairment test.

An impairment loss is recognised to the extent that an asset's carrying value exceeds its recoverable amount, which represents the higher of the asset's fair value less costs to sell and its value in use. An asset's value in use represents the present value of the future cash flows expected to be derived from the asset. Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is conducted for the cash-generating unit to which it belongs. Similarly, the recoverable amount of goodwill is determined by reference to the discounted future cash flows of the cash-generating units to which it is allocated.

Impairment losses are recognised in the income statement. Impairment losses recognised in previous periods for an asset other than goodwill are reversed if there has been a change in the estimates used to determine the asset's recoverable amount, but only to the extent that the carrying amount of the asset does not exceed its carrying amount had no impairment loss been recognised in previous periods. Impairment losses recognised in respect of goodwill are not reversed.


Inventories

Inventories are valued at the lower of cost and net realisable value, with due allowance for any obsolete or slow moving items. Cost represents the expenditure incurred in bringing inventories to their existing location and condition, which may include the cost of raw materials, direct labour costs, other direct costs and related production overheads. Cost is generally determined on a first in, first out basis. Net realisable value is the estimated selling price less costs to complete and sell.


Grants

Grants received relating to property, plant and equipment are treated as deferred income and recognised as income in equal instalments over the expected useful lives of the assets concerned. Other grants received are recognised as income on a systematic basis so as to match them with the costs they are intended to compensate or, if those costs have already been recognised, the grants are recognised as income in the period in which they are received.


Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, deposits available on demand and other short-term highly liquid investments with a maturity on acquisition of three months or less, and bank overdrafts. Bank overdrafts are presented as current liabilities to the extent that there is no right of offset with cash balances.


Financial instruments

a.  Prospective adoption of IAS32 and IAS39

As permitted by IFRS1, Tomkins elected to apply IAS32 "Financial Instruments:
Disclosure and Presentation" and IAS39 "Financial Instruments: Recognition and Measurement" prospectively from 2 January 2005. As a result, the relevant comparative information for the three months ended 3 April 2004 and the year ended 1 January 2005, and as at 3 April 2004 and 1 January 2005 does not reflect the impact of these standards.


b.  Investments

Prior to 2 January 2005, listed investments were stated at the lower of cost and net realisable value. From 2 January 2005 onwards, these investments are classified as held-for-trading and are measured at fair value. Changes in their fair values are recognised in the income statement.


c.  Derivative financial instruments

Tomkins uses derivative financial instruments, principally foreign currency swaps, forward foreign currency contracts and interest rate swaps, to reduce its exposure to exchange rate and interest rate movements. Tomkins does not hold or issue derivatives for speculative or trading purposes. Prior to 2 January 2005, such derivative contracts were not recognised as assets and liabilities on the balance sheet and gains or losses arising on them were not recognised until the hedged item was itself recognised in the financial statements.

From 2 January 2005 onwards, derivative financial instruments are recognised as assets and liabilities measured at their fair values at the balance sheet date. Changes in their fair values are recognised in the income statement and this is likely to cause volatility in situations where the carrying value of the hedged item is either not adjusted to reflect fair value changes arising from the hedged risk or is so adjusted but that adjustment is not recognised in the income statement. Provided the conditions specified by IAS39 are met, hedge accounting may be used to mitigate this income statement volatility.

Hedge accounting is not generally applied to transactional hedging relationships, such as hedges of forecast or committed transactions. However, hedge accounting is applied to translational hedging relationships where it is permissible under IAS39. When hedge accounting is used, the relevant hedging relationships are classified as fair value hedges, cash flow hedges or net investment hedges.

Where the hedging relationship is classified as a fair value hedge, the carrying amount of the hedged asset or liability is adjusted by the increase or decrease in its fair value attributable to the hedged risk and the resulting gain or loss is recognised in the income statement where, to the extent that the hedge is effective, it is offset by the change in the fair value of the hedging instrument.

Where the hedging relationship is classified as a cash flow hedge or as a net investment hedge, to the extent the hedge is effective, changes in the fair value of the hedging instrument are recognised directly in equity rather than in the income statement. When the hedged item is recognised in the financial statements, the accumulated gains and losses recognised in equity are either recycled to the income statement or, if the hedged item results in a non-financial asset, are recognised as adjustments to its initial carrying amount.


d.  Embedded derivatives

Prior to 2 January 2005, embedded derivatives were not recognised in the financial statements. From 2 January 2005 onwards, derivatives embedded in non-derivative host contracts are recognised separately as derivative financial instruments when their risks and characteristics are not closely related to those of the host contract and the host contract is not stated at its fair value with changes in its fair value recognised in the income statement.


e.  Preference shares

In July 1996, Tomkins plc issued US dollar denominated 5.56% Convertible Cumulative Preference Shares ("the Preference Shares"). Prior to
2 January 2005, the Preference Shares were classed as non-equity shareholders' funds and the dividends payable on the shares were regarded as an appropriation of profit.

From 2 January 2005 onwards, the Preference Shares are classified as liabilities and are retranslated into Sterling at the exchange rate ruling at the balance sheet date. The Preference Shares have been designated as a net investment hedge and, to the extent the hedge is effective, translation differences are recognised directly in equity. Dividends payable on the Preference Shares are included within net finance costs.


Post-employment benefits

Post-employment benefits comprise pension benefits provided to employees throughout the world and other benefits, mainly healthcare, provided to certain employees in the US.

For defined benefit plans, the cost is calculated using the projected unit credit method and is recognised over the average expected remaining service lives of participating employees, in accordance with the advice of qualified actuaries. Past service costs resulting from enhanced benefits are recognised on a straight-line basis over the vesting period, or immediately if the benefits have vested. Actuarial gains and losses, which represent differences between the expected and actual returns on the plan assets and the effect of changes in actuarial assumptions, are recognised in full in the statement of recognised income and expense in the period in which they occur. The defined benefit liability or asset recognised in the balance sheet comprises the net total for each plan of the present value of the benefit obligation at the balance sheet date, minus any past service costs not yet recognised, minus the fair value of the plan assets, if any, at the balance sheet date. Where a plan is in surplus, the asset recognised is limited to the amount of any unrecognised past service costs and the present value of any amount which the Group expects to recover by way of refunds or a reduction in future contributions.

For defined contribution plans, the cost represents the Group's contributions to the plans that are charged to the income statement in the period in which they fall due.


Employee share schemes

Share-based incentives are provided to employees under the Group's share option, bonus and other share award schemes. The Group recognises a compensation cost in respect of these schemes that is based on the fair value of the awards, where appropriate measured using the Black-Scholes formula. For equity-settled schemes, the fair value is determined at the date of grant and is not subsequently re-measured unless the conditions on which the award was granted are modified. For cash-settled schemes, the fair value is determined at the date of grant and is re-measured at each balance sheet date until the liability is settled. Generally, the compensation cost is recognised on a straight-line basis over the vesting period. Adjustments are made to reflect expected and actual forfeitures during the vesting period due to failure to satisfy service conditions or non-market performance conditions.

As permitted by IFRS1, Tomkins has applied IFRS2 "Share-based Payment" retrospectively only to:


- equity-settled awards that had not vested as at 1 January 2005 and were granted on or after 7 November 2002; and

-    cash-settled awards that had not vested as at 1 January 2005.


Own shares held by the Company, its subsidiaries and sponsored ESOP trusts in relation to the Group's employee share schemes are deducted at cost from equity.


Provisions

A provision is a liability of uncertain timing or amount and is recognised when the Group has a present obligation as a result of a past event, it is probable that payment will be made to settle the obligation and that payment can be estimated reliably.

Provisions for warranty claims are recognised when the relevant products are sold, based on historical experience of the nature, frequency and average cost of warranty claims. Provisions for restructuring costs are recognised when a detailed formal plan for the restructuring has been determined and the plan has been communicated to the affected parties. Gains from the expected disposal of assets are not taken into account in measuring provisions and provision is not made for future operating losses.


Taxation

Current tax is the amount of tax payable or recoverable in respect of the taxable profit or loss for the period.

Deferred tax is provided in full, using the liability method, on temporary differences between the carrying amount of an asset or liability in the balance sheet and its tax base. Deferred tax arising from the initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss, is not recognised. Deferred tax liabilities represent tax payable in future periods in respect of taxable temporary differences. Deferred tax assets represent tax recoverable in future periods in respect of deductible temporary differences, the carry forward of unused tax losses and the carry forward of unused tax credits.

Deferred tax is determined using the tax rates that have been enacted or substantially enacted at the balance sheet date and are expected to apply when the deferred tax asset is realised or the deferred tax liability is settled. Deferred tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

Current and deferred tax is recognised in the income statement except if it relates to an item recognised directly in equity, in which case it is recognised directly in equity.


Assets held for sale and discontinued operations

Assets are classified as held for sale if their carrying amount will be recovered by sale rather than by continuing use in the business. For this to be the case, the asset must be available for immediate sale in its present condition, management must be committed to and have initiated a plan to sell the asset which, when initiated, was expected to result in a completed sale within twelve months. An extension of the period required to complete the sale does not preclude the asset from being classified as held for sale, provided the delay was for reasons beyond the Group's control and management remains committed to its plan to sell the asset. Assets that are classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell.

A discontinued operation is a component of an entity that has either been disposed of, or satisfies the criteria to be classified as held for sale, and represents a separate major line of business or geographical area of operations, is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to disposal.


9. Reconciliation of the financial statements prepared in accordance with UK GAAP to the financial information prepared in accordance with IFRS


Consolidated income statement for the three months ended 3 April 2004
(unaudited)



                                                        UK GAAP             Share          Post-      Future   Restated
                                                           IFRS             based      employment  operating      under
                                                         format Goodwill payments        benefits     losses       IFRS
                                                     GBPmillion GBPmillion  GBPmillion  GBPmillion  GBPmillion GBPmillion
Continuing operations
Revenue                                                  764.1        -        -                -          -    764.1
Cost of sales                                           (544.7)       -        -                -          -   (544.7)
Gross profit                                             219.4        -        -                -          -    219.4
Distribution costs                                       (84.8)       -        -                -          -    (84.8)
Administrative expenses                                  (69.3)     3.1     (0.2)             2.2       (0.9)   (65.1)
Share of results of associates                             0.2        -        -                -          -      0.2
Profit from operations before restructuring
initiatives                                               65.5      3.1     (0.2)             2.2       (0.9)    69.7
Restructuring costs                                       (6.3)       -        -             (3.0)         -     (9.3)
Profit from operations                                    59.2      3.1     (0.2)            (0.8)      (0.9)    60.4
Interest payable                                          (4.9)       -        -            (10.7)         -    (15.6)
Investment income                                          1.6        -        -              8.0          -      9.6
Profit before tax                                         55.9      3.1     (0.2)            (3.5)      (0.9)    54.4
Tax                                                      (15.2)    (0.7)     0.1              1.1        0.3    (14.4)
Profit for the period from continuing operations          40.7      2.4     (0.1)            (2.4)      (0.6)    40.0

Discontinued operations

(Loss)/profit for the period from discontinued
operations                                                (2.4)       -        -              1.5        1.0      0.1

Profit for the period                                     38.3      2.4     (0.1)            (0.9)       0.4     40.1
Minority interests                                        (1.6)       -        -                -          -     (1.6)
Dividends payable on convertible cumulative preference
shares                                                    (3.8)       -        -                -          -     (3.8)
Profit for the period attributable to equity              32.9      2.4     (0.1)            (0.9)       0.4     34.7
shareholders


Earnings per share
Basic
Continuing operations                                    4.58 p                                                 4.49 p
Discontinued operations                                 (0.31)p                                                 0.01 p
Total operations                                         4.27 p                                                 4.50 p

Diluted
Continuing operations                                    4.46 p                                                 4.38 p
Discontinued operations                                 (0.27)p                                                 0.01 p
Total operations                                         4.19 p                                                 4.39 p





Consolidated income statement for the three months ended 3 April 2004 - Presentational changes (unaudited)


  UK GAAP                 Discontinued   Operating                          Non                          UK GAAP
  balances in              operations    exceptional                  operating  Gross up            balances in
  UK GAAP                                   items                   exceptional  interest            IFRS Format
  Format                                               Associates         items
               GBPmillion   GBP million  GBP million  GBP million    GBP million GBPmillion  GBPmillion

                                                                                                       Continuing
                                                                                                       operations
  Turnover         769.7          (5.6)           -            -            -          -      764.1    Revenue
  Cost of sales   (548.6)          3.9            -            -            -          -     (544.7)   Cost of sales
  Gross profit     221.1          (1.7)           -            -            -          -      219.4    Gross profit
  Distribution     (85.1)          0.3            -            -            -          -      (84.8)   Distribution
  costs                                                                                                costs
  Administrative   (76.8)          1.2          6.3            -            -          -      (69.3)   Administrative
  expenses                                                                                             expenses
  Share of           0.4             -            -         (0.2)           -          -        0.2    Share of
  profits of                                                                                           results of
  associates                                                                                           associates
  Operating         59.6          (0.2)         6.3         (0.2)           -          -       65.5    Profit from
  profit                                                                                               operations
  including                                                                                            before
  associates                                                                                           restructuring
                                                                                                       initiatives
                                     -         (6.3)           -            -          -       (6.3)   Restructuring
                                                                                                       costs
  Loss on          (75.3)         75.3            -            -            -          -
  disposal of
  businesses
  Reversal of       72.9         (72.9)           -            -            -          -
  provision for
  loss on
  disposal of
  business
  Costs on exit     (5.2)            -            -            -          5.2          -          -    Gains on
  of business                                                                                          disposals and
                                                                                                       exit of
                                                                                                       business
  Reversal of        5.2             -            -            -         (5.2)         -
  provision for
  loss on exit
  of business
  Profit before     57.2           2.2            -         (0.2)           -          -       59.2    Profit from
  interest                                                                                             operations
  Net interest      (3.3)            -            -            -            -       (1.6)      (4.9)   Interest
  payable                                                                                              payable
                                     -            -            -            -        1.6        1.6    Investment
                                                                                                       income
  Profit on         53.9           2.2            -         (0.2)           -          -       55.9    Profit before
  ordinary                                                                                             tax
  activities
  before tax
  Tax on profit    (15.6)          0.2            -          0.2            -          -      (15.2)   Tax on profit
  on ordinary                                                                                          on ordinary
  activities                                                                                           activities
  Profit on         38.3           2.4            -            -            -          -       40.7    Profit for the
  ordinary                                                                                             year from
  activities                                                                                           continuing
  after tax                                                                                            operations

                                                                                                       Discontinued
                                                                                                       operations
                                  (2.4)           -            -             -         -       (2.4)   Loss for the
                                                                                                       year from
                                                                                                       discontinued
                                                                                                       operations

                    38.3             -            -            -                       -       38.3    Profit for the
                                                                                                       year
  Minority          (1.6)            -            -            -                       -       (1.6)   Minority
  interests                                                                                            interests
  Profit            36.7             -            -            -                       -       36.7
  attributable
  to shareholders

  Dividends on      (3.8)            -            -            -                       -       (3.8)   Dividends on
  equity and                                                                                           convertible
  non-equity                                                                                           cumulative
  shares                                                                                               preference
                                                                                                       shares
  Retained          32.9             -            -            -                       -       32.9    Profit for the
  profit                                                                                               year
                                                                                                       attributable
                                                                                                       to equity
                                                                                                       shareholders


Consolidated Balance sheet as at 3 April 2004 (unaudited)


                    UK GAAP Goodwill Computer    Share             Post- Proposed  Future  Cumulative Deferred  Restated
                       IFRS          software    based        employment dividend operating translation    tax     under
                     format                   payments          benefits           losses differences               IFRS
                      GBP      GBP      GBP      GBP              GBP      GBP       GBP         GBP         GBP      GBP
                    million   million   million  million       million    million    million    million   million   million

Non-current assets
Goodwill              207.4      3.1        -        -               -        -         -           -        -    210.5
Other intangible
assets                    -        -      5.5        -               -        -         -           -        -      5.5
Property, plant and
equipment             728.5        -     (5.5)       -               -        -         -           -        -    723.0
Interests in
associates              3.6        -        -        -               -        -         -           -        -      3.6
Deferred tax
assets                 53.5        -        -      0.4            76.3        -         -           -     13.2    143.4
                      993.0      3.1        -      0.4            76.3        -         -           -     13.2  1,086.0
Current assets
Inventories           338.4        -        -        -               -        -         -           -        -    338.4
Trade and other
receivables           527.2        -        -        -               -        -         -           -        -    527.2
Current tax
recoverable            14.3        -        -        -               -        -         -           -        -     14.3
Investments             1.7        -        -        -               -        -         -           -        -      1.7
Cash and cash
equivalents           221.6        -        -        -               -        -         -           -        -    221.6
                    1,103.2        -        -        -               -        -         -           -        -  1,103.2
Assets held for
sale                   57.7        -        -        -               -        -         -           -        -     57.7
Total assets        2,153.9      3.1        -      0.4            76.3        -         -           -     13.2  2,246.9

Current liabilities
Bank overdrafts
and loans             (15.6)       -        -        -               -        -         -           -        -    (15.6)
Bank loans            (11.9)       -        -        -               -        -         -           -        -    (11.9)
Unsecured loan notes   (0.4)       -        -        -               -        -         -           -        -     (0.4)
Obligations under
finance                (3.2)       -        -        -               -        -         -           -        -     (3.2)
leases
Trade and other
payables             (402.9)       -        -     (1.5)              -     57.2         -           -        -   (347.2)
Current tax
liabilities           (20.6)       -        -        -               -        -         -           -        -    (20.6)
Provisions            (27.3)       -        -        -               -        -         -           -        -    (27.3)
                     (481.9)       -        -     (1.5)              -     57.2         -           -        -   (426.2)
Non-current liabilities
Bank and other loans (401.9)       -        -        -               -        -         -           -        -   (401.9)
Obligations under
finance               (11.8)       -        -        -               -        -         -           -        -    (11.8)
leases
Other payables         (6.4)       -        -        -               -        -         -           -        -     (6.4)
Post-employment
benefit obligations  (192.0)       -        -        -          (136.5)       -         -           -        -   (328.5)
Deferred tax
liabilities           (16.1)    (0.7)       -        -           (21.2)       -         -           -      0.1    (37.9)
Current tax
liabilities          (167.9)       -        -        -               -        -         -           -        -   (167.9)
Provisions            (62.9)       -        -        -               -        -       1.2           -        -    (61.7)
                     (859.0)    (0.7)       -        -          (157.7)       -       1.2           -      0.1 (1,016.1)
Liabilities directly
associated            (22.5)       -        -        -               -        -         -           -        -    (22.5)
with assets held for sale
Total liabilities  (1,363.4)    (0.7)       -     (1.5)         (157.7)    57.2       1.2           -      0.1 (1,464.8)

Net Assets            790.5      2.4        -     (1.1)          (81.4)    57.2       1.2           -     13.3     782.1



Consolidated Balance sheet as at 3 April 2004 (Unaudited) (continued)



                    UK GAAP  Goodwill   Computer    Share     Post-    Proposed   Future   Cumulative Deferred  Restated
                       IFRS             software    based   employment dividend  operating translation    tax     under
                     format                      payments    benefits              losses   differences            IFRS
                      GBP      GBP        GBP        GBP           GBP       GBP      GBP        GBP       GBP     GBP
                    million   million    million  million     million     million   million   million    million  million

Capital and reserves
Ordinary share capital  38.7        -        -        -               -        -         -           -        -    38.7
Share premium           92.9        -        -        -               -        -         -           -        -    92.9
Capital redemption
reserve                461.9        -        -        -               -        -         -           -        -   461.9
Own shares              (6.3)       -        -        -               -        -         -           -        -    (6.3)
Currency translation
reserve                    -        -        -        -             3.0        -         -       (21.8)    (0.3)  (19.1)
Retained losses       (168.5)     2.4        -     (1.1)          (82.2)    57.2       1.2        21.8     13.6  (155.6)
Shareholders' equity   418.7      2.4        -     (1.1)          (79.2)    57.2       1.2           -     13.3    412.5
Minority interest       34.6        -        -        -            (2.2)       -         -           -        -     32.4
Total Equity           453.3      2.4        -     (1.1)          (81.4)    57.2       1.2           -     13.3    444.9

Convertible cumulative
preference             337.2        -        -        -               -        -         -           -        -    337.2
shares
                       790.5      2.4        -     (1.1)          (81.4)    57.2       1.2           -     13.3    782.1




CONSOLIDATED BALANCE SHEET AS AT 3 APRIL 2004 - PRESENTATIONAL CHANGES (UNAUDITED)



                  UK GAAP                                                        Assets     UK GAAP
                   format                                                      held for        IFRS
                            Debtors    Creditors   Provisions    Investments       sale      format
              GBP million GBP million GBP million  GBP million   GBP million GBP million GBP million

  Fixed                                                                                               Non-current
  assets                                                                                              assets
  Intangible       207.4         -          -             -              -          -        207.4    Goodwill
  assets
  Tangible         760.2         -          -             -              -      (31.7)       728.5    Property, plant
  assets                                                                                              and equipment
  Investments        7.8         -          -             -          (1.7)       (2.5)         3.6    Interests in
                                                                                                      associates
                              53.5          -             -              -          -         53.5    Deferred tax
                                                                                                      assets
                   975.4      53.5          -             -           (1.7)     (34.2)       993.0
  Current                                                                                             Current assets
  assets
  Stock            345.6         -          -             -              -      (7.2)        338.4    Inventories
  Debtors          636.5     (93.0)         -             -              -     (16.3)        527.2    Trade and other
                                                                                                      receivables
                              14.3          -             -              -          -         14.3    Current tax
                                                                                                      recoverable
                                 -          -             -            1.7          -          1.7    Investments
  Cash             221.6         -          -             -              -          -        221.6    Cash and cash
                                                                                                      equivalents
                 1,203.7     (78.7)         -             -            1.7      (23.5)     1,103.2
                                 -          -             -              -       57.7         57.7    Assets held for
                                                                                                      sale
                 2,179.1     (25.2)         -             -              -          -      2,153.9    Total assets
  Current                                                                                             Current
  liabilities                                                                                         liabilities
  Creditors -     (508.6)        -      493.0             -              -          -        (15.6)   Bank overdrafts
  amounts
  falling due
  within one
  year                           -      (11.9)            -              -          -        (11.9)   Bank loans
                                 -       (0.4)            -              -          -         (0.4)   Unsecured loan
                                                                                                      notes
                                 -       (3.2)            -              -          -         (3.2)   Obligations
                                                                                                      under finance
                                                                                                      leases
                                 -     (419.5)            -              -       16.6       (402.9)   Trade and other
                                                                                                      payables
                                 -      (20.6)            -              -          -        (20.6)   Current tax
                                                                                                      liabilities
                                 -      (29.3)            -              -        2.0        (27.3)   Provisions
                  (508.6)        -        8.1             -              -       18.6       (481.9)
  Non current                                                                                         Non current
  liabilities                                                                                         liabilities
  Creditors -     (492.5)        -       90.6             -              -          -       (401.9)   Bank and other
  amounts                                                                                             loans
  falling due
  after more
  than one
  year                           -      (11.8)            -              -          -        (11.8)   Obligations under
                                                                                                      finance
                                                                                                      leases
                                 -       (6.5)            -              -        0.1         (6.4)   Other payables
                              25.2      (59.3)       (159.2)             -        1.3       (192.0)   Post-employment
                                                                                                      benefit
                                                                                                      obligations
                                 -          -         (16.1)             -          -        (16.1)   Deferred tax
                                                                                                      liabilities
                                 -          -        (167.9)             -          -       (167.9)   Current tax
                                                                                                      liabilities
  Provisions      (387.5)        -      (21.1)        343.2              -        2.5        (62.9)   Provisions
                  (880.0)     25.2       (8.1)            -              -        3.9       (859.0)
                                 -          -             -              -      (22.5)       (22.5)   Liabilities
                                                                                                      directly
                                                                                                      associated with
                                                                                                      assets held for
                                                                                                      sale
                (1,388.6)     25.2          -             -              -          -     (1,363.4)   Total
                                                                                                      liabilities
  NET ASSETS       790.5         -          -             -              -          -        790.5    NET ASSETS






Consolidated income statement for the year ended 1 January 2005

                                   UK GAAP  Goodwill    Share          Post-    Future  Cumulative  Deferred  Restated
                                      IFRS              based     employment operating translation       tax     under
                                    format           payments       benefits    losses differences                IFRS
                             GBP million GBPmillion  GBPmillion    GBPmillion GBPmillion    GBP          GBP      GBP
                                                                                          million     million   million
Continuing operations
Revenue                            2,974.1        -        -               -         -           -        -   2,974.1
Cost of sales                     (2,120.2)       -        -               -         -           -        -  (2,120.2)
Gross profit                         853.9        -        -               -         -           -        -     853.9
Distribution costs                  (333.5)       -        -               -         -           -        -    (333.5)
Administrative expenses             (255.9)    12.5     (0.8)           28.0      (0.7)          -        -    (216.9)
Share of results of associates         0.8        -        -               -         -           -        -       0.8
Profit from operations before
restructuring
initiatives                          265.3     12.5     (0.8)           28.0      (0.7)          -        -     304.3
Restructuring costs                  (17.5)       -        -           (3.0)         -           -        -     (20.5)
(Loss)/gains on disposal and exit of  (9.4)    13.1        -               -      (0.3)       (0.9)       -       2.5
business
Profit from operations               238.4     25.6     (0.8)           25.0      (1.0)       (0.9)       -     286.3
Interest payable                     (21.5)       -        -           (43.3)        -           -        -     (64.8)
Investment income                      6.4        -        -            32.4         -           -        -      38.8
Profit before tax                    223.3     25.6     (0.8)           14.1      (1.0)       (0.9)       -     260.3
Tax                                  (41.8)    (2.8)     0.2            (5.5)      0.3           -     (1.5)    (51.1)
Profit for the year from continuing  181.5     22.8     (0.6)            8.6      (0.7)       (0.9)    (1.5)    209.2
operations

Discontinued operations

(Loss)/profit for the year from      (0.6)        -        -             1.5         -           -        -       0.9
discontinued operations

Profit for the year                  180.9     22.8     (0.6)           10.1      (0.7)       (0.9)    (1.5)    210.1
Minority interests                    (8.3)       -        -            (1.8)        -           -        -     (10.1)
Dividends payable on convertible
cumulative                           (15.6)       -        -               -         -           -        -     (15.6)
preference shares
Profit for the year attributable to
equity shareholders                  157.0     22.8     (0.6)            8.3      (0.7)       (0.9)    (1.5)    184.4

Earnings per share
Basic
Continuing operations               20.45 p                                                                    23.81 p
Discontinued operations             (0.08)p                                                                     0.12 p
Total operations                    20.37 p                                                                    23.93 p

Diluted
Continuing operations               19.74 p                                                                    22.71 p
Discontinued operations             (0.07)p                                                                     0.10 p
Total operations                    19.67 p                                                                    22.81 p




Consolidated income statement for the year ended 1 January 2005 - Presentational changes


  UK GAAP                 Discontinued   Operating         Non                        Transfer         UK GAAP
  balances in              operations   exceptional  operating              Gross up  ordinary         balances in
  UK GAAP                                   items   exceptional             interest  dividend         IFRS Format
  Format                                                 items  Associates           to equity
             GBPmillion  GBP million GBP million  GBP million  GBPmillion GBP million   GBP      GBP
                                                                                      million million

                                                                                                         Continuing
                                                                                                         operations
  Turnover       2,980.3       (6.2)          -           -           -         -        -     2,974.1   Revenue

  Cost of       (2,124.9)       4.7           -           -           -         -        -    (2,120.2)  Cost of
  sales                                                                                                  sales
  Gross          855.4         (1.5)          -           -           -         -        -       853.9   Gross profit
  profit
  Distribution  (333.9)         0.4           -           -           -         -        -     (333.5)   Distribution
  costs                                                                                                  costs
  Administrative(274.4)         1.0        17.5           -           -         -        -     (255.9)   Administrative
  expenses                                                                                               expenses
  Share of         1.0            -           -           -        (0.2)        -        -        0.8    Share of
  profits of                                                                                             results of
  associates                                                                                             associates
  Operating      248.1         (0.1)       17.5           -        (0.2)        -        -      265.3    Profit from
  profit                                                                                                 operations
  including                                                                                              before
  associates                                                                                             restructuring
                                                                                                         initiatives
                                  -       (17.5)          -           -         -        -      (17.5)   Restructuring
                                                                                                         costs
  Loss on        (89.7)        73.1           -        16.6           -         -        -
  disposal of
  businesses
  Reversal of     72.9        (72.9)          -           -           -         -        -
  provision
  for loss on
  disposal of
  business
  Provision       (4.1)           -           -         4.1           -         -        -
  for loss on
  disposal
  Costs on       (18.3)           -           -         8.9           -         -        -       (9.4)   (Loss)/gains
  exit of                                                                                                on disposals
  business                                                                                               and exit of
                                                                                                         business
  Reversal of     29.6            -           -       (29.6)          -         -        -
  provision
  for loss on
  exit of
  business
  Profit         238.5          0.1           -           -       (0.2)         -        -      238.4    Profit from
  before                                                                                                 operations
  interest
  Net            (15.1)           -           -           -           -      (6.4)       -      (21.5)   Interest
  interest                                                                                               payable
  payable
                                  -           -           -           -       6.4        -        6.4    Investment
                                                                                                         income
  Profit on      223.4          0.1           -           -        (0.2)        -        -      223.3    Profit
  ordinary                                                                                               before tax
  activities
  before tax
  Tax on         (42.5)         0.5           -           -         0.2         -        -      (41.8)   Tax on
  profit on                                                                                              profit on
  ordinary                                                                                               ordinary
  activities                                                                                             activities
  Profit on      180.9          0.6           -           -           -         -        -      181.5    Profit for
  ordinary                                                                                               the year
  activities                                                                                             from
  after tax                                                                                              continuing
                                                                                                         operations

                                                                                                         Discontinued
                                                                                                         operations
                               (0.6)          -           -           -         -        -       (0.6)   Loss for the
                                                                                                         year from
                                                                                                         discontinued
                                                                                                         operations
                                              -                       -         -
                 180.9            -           -           -           -         -        -      180.9    Profit for
                                                                                                         the year
  Minority        (8.3)           -           -           -           -         -        -       (8.3)   Minority
  interests                                                                                              interests
  Profit         172.6            -           -           -           -         -        -      172.6
  attributable
  to
  shareholders

  Dividends     (112.9)           -           -           -           -         -     97.3      (15.6)   Dividends on
  on equity                                                                                              convertible
  and                                                                                                    cumulative
  non-equity                                                                                             preference
  shares                                                                                                 shares
  Retained        59.7            -           -           -           -         -     97.3      157.0    Profit for
  profit                                                                                                 the year
                                                                                                         attributable
                                                                                                         to equity
                                                                                                         shareholders




Consolidated Balance sheet as at 1 January 2005

                            UK GAAP                        Share           Post-
                               IFRS           Computer     based     employment Proposed  Cumulative Deferred   Restated
                              format Goodwill software  payments       benefits dividend translation      tax under IFRS
                          GBPmillion GBPmillion GBPmillion  GBP      GBPmillion GBPmillion     GBP          GBP      GBP
                                                          million                           million     million   million
Non-current assets
Goodwill                       214.2     12.1        -        -               -        -           -        -     226.3
Other intangible assets            -      0.1      4.5        -               -        -           -        -       4.6
Property, plant and equipment  746.7        -     (4.5)       -               -        -           -        -     742.2
Interests in associates          3.7        -        -        -               -        -           -        -       3.7
Deferred tax assets             44.7        -        -      0.6            62.7        -           -     11.4     119.4
                             1,009.3     12.2        -      0.6            62.7        -           -     11.4   1,096.2
Current assets
Inventories                    369.6        -        -        -               -        -           -        -     369.6
Trade and other receivables    512.7        -        -        -               -        -           -        -     512.7
Current tax recoverable         14.3        -        -        -               -        -           -        -      14.3
Investments                      1.6        -        -        -               -        -           -        -       1.6
Cash and cash equivalents      185.4        -        -        -               -        -           -        -     185.4
                             1,083.6        -        -        -               -        -           -        -   1,083.6
Assets held for sale            32.8        -        -        -               -        -           -        -      32.8
Total assets                 2,125.7     12.2        -      0.6            62.7        -           -     11.4   2,212.6

Current liabilities
Bank overdrafts                (13.3)       -        -        -               -        -           -        -     (13.3)
Bank loans                      (7.2)       -        -        -               -        -           -        -      (7.2)
Unsecured loan notes            (0.3)       -        -        -               -        -           -        -      (0.3)
Obligations under finance leases(3.4)       -        -        -               -        -           -        -      (3.4)
Trade and other payables      (439.9)       -        -     (1.5)              -     60.0           -        -    (381.4)
Current tax liabilities        (11.6)       -        -        -               -        -           -        -     (11.6)
Provisions                     (21.2)       -        -        -               -        -           -        -     (21.2)
                              (496.9)       -        -     (1.5)              -     60.0           -        -    (438.4)
Non-current liabilities
Bank and other loans          (401.9)       -        -        -               -        -           -        -    (401.9)
Obligations under finance
leases                          (8.7)       -        -        -               -        -           -        -      (8.7)
Other payables                  (3.7)       -        -        -               -        -           -        -      (3.7)
Post-employment benefit
obligations                   (177.8)       -        -        -          (101.5)       -           -        -    (279.3)
Deferred tax liabilities       (16.4)   (2.6)        -     (0.2)          (23.6)       -           -      0.1     (42.7)
Current tax liabilities       (154.1)       -        -        -               -        -           -        -    (154.1)
Provisions                     (38.2)       -        -        -               -        -           -        -     (38.2)
                              (800.8)   (2.6)        -     (0.2)         (125.1)       -           -      0.1    (928.6)
Liabilities directly associated
with assets held for sale       (0.3)       -        -        -               -        -           -        -      (0.3)
Total liabilities           (1,298.0)   (2.6)        -     (1.7)         (125.1)    60.0           -      0.1  (1,367.3)


Net Assets                     827.7      9.6        -     (1.1)          (62.4)    60.0           -     11.5     845.3







Consolidated Balance sheet as at 1 January 2005 (continued)

                            UK GAAP                       Share            Post-
                               IFRS           Computer    based      employment Proposed  Cumulative   Deferred   Restated
                              format Goodwill software payments        benefits dividend   translation     tax   under IFRS
                          GBPmillion GBPmillion GBPmillion GBP        GBPmillion GBPmillion GBPmillion GBPmillion  GBPmillion
                                                        million
Equity

Capital and reserves
Ordinary share capital          38.7        -        -        -               -        -           -        -     38.7
Share premium                   94.0        -        -        -               -        -           -        -     94.0
Capital redemption reserve     461.9        -        -        -               -        -           -        -    461.9
Own shares                      (8.9)       -        -        -               -        -           -        -     (8.9)
Currency translation reserve       -     (0.1)       -        -             4.3        -       (31.2)    (0.6)   (27.6)
Retained losses               (137.3)     9.7        -     (1.1)          (66.2)    60.0        31.2     12.1    (91.6)
Shareholders' equity           448.4      9.6        -     (1.1)          (61.9)    60.0           -     11.5    466.5
Minority interest               42.1        -        -        -            (0.5)       -           -        -     41.6
Total Equity                   490.5      9.6        -     (1.1)          (62.4)    60.0           -     11.5    508.1

Convertible cumulative
preference                     337.2        -        -        -               -        -           -        -    337.2
shares
                               827.7      9.6        -     (1.1)          (62.4)    60.0           -     11.5    845.3




Consolidated balance sheet as at 1 January 2005 - Presentational changes

                                                                                Assets     UK GAAP
                  UK GAAP                                                     held for        IFRS
                   format    Debtors  Creditors  Provisions    Investments        sale      format
              GBP million GBP million GBP million GBP million    GBP million GBP million GBP million
  Fixed                                                                                               Non-current
  assets                                                                                              assets
  Intangible       214.2         -          -             -              -          -        214.2    Goodwill
  assets
  Tangible         776.5         -          -             -              -      (29.8)       746.7    Property, plant
  assets                                                                                              and equipment
  Investments        5.3         -          -             -           (1.6)         -          3.7    Interests in
                                                                                                      associates
                              44.8          -             -              -      (0.1)         44.7    Deferred tax
                                                                                                      assets
                    996.0     44.8          -             -           (1.6)     (29.9)     1,009.3
  Current assets                                                                                      Current assets
  Stock            371.6         -          -             -              -       (2.0)       369.6    Inventories
  Debtors          600.9     (87.3)         -             -              -       (0.9)       512.7    Trade and other
                                                                                                      receivables
                              14.3          -             -              -          -         14.3    Current tax
                                                                                                      recoverable
                                 -          -             -            1.6          -          1.6    Investments
  Cash             185.4         -          -             -              -          -        185.4    Cash and cash
                                                                                                      equivalents
                 1,157.9     (73.0)         -             -            1.6       (2.9)     1,083.6
                       -         -          -             -              -       32.8         32.8    Assets held for
                                                                                                      sale
                 2,153.9     (28.2)         -             -              -          -      2,125.7    Total assets
  Current                                                                                             Current
  liabilities                                                                                         liabilities
  Creditors -     (507.3)        -      494.0             -              -          -        (13.3)   Bank overdrafts
  amounts
  falling due
  within one
  year                           -       (7.2)            -              -          -         (7.2)   Bank loans
                                 -       (0.3)            -              -          -         (0.3)   Unsecured loan
                                                                                                      notes
                                 -       (3.4)            -              -          -         (3.4)   Obligations
                                                                                                      under finance
                                                                                                      leases
                                 -     (440.2)            -              -        0.3       (439.9)   Trade and other
                                                                                                      payables
                                 -      (11.6)            -              -          -        (11.6)   Current tax
                                                                                                      liabilities
                                 -      (21.2)            -              -          -        (21.2)   Provisions
                  (507.3)        -       10.1             -              -        0.3       (496.9)
  Non current                                                                                         Non current
  liabilities                                                                                         liabilities
  Creditors -     (479.4)        -       77.5             -              -          -       (401.9)   Bank and other
  amounts                                                                                             loans
  falling due
  after more
  than one
  year
                                 -       (8.7)            -              -          -         (8.7)   Obligations
                                                                                                      under finance
                                                                                                      leases
                                 -       (3.7)            -              -          -         (3.7)   Other payables
                              28.2      (56.4)       (149.6)             -          -       (177.8)   Post-employment
                                                                                                      benefit
                                                                                                      obligations
                                 -          -         (16.4)             -          -        (16.4)   Deferred tax
                                                                                                      liabilities
                                 -          -        (154.1)             -          -       (154.1)   Current tax
                                                                                                      liabilities
  Provisions      (339.5)        -      (18.8)        320.1              -          -        (38.2)   Provisions
                  (818.9)     28.2      (10.1)            -              -          -       (800.8)
                                 -          -             -              -       (0.3)        (0.3)   Liabilities
                                                                                                      directly
                                                                                                      associated with
                                                                                                      assets held for
                                                                                                      sale
                (1,326.2)     28.2          -             -              -          -     (1,298.0)   Total
                                                                                                      liabilities
  NET ASSETS       827.7         -          -             -              -          -        827.7    NET ASSETS





10. Supplemental financial information in US dollars under US GAAP



Condensed consolidated profit and loss account for the three months ended
    2 April 2005 prepared under US GAAP (unaudited)

                                                                   3 months ended   3 months ended         Year ended
                                                                    April 2, 2005    April 3, 2004    January 1, 2005
                                                                        $ million        $ million          $ million

  Net sales                                                              1,423.0          1,371.5            5,356.1
  Cost of sales                                                         (1,026.6)          (971.7)          (3,806.4)
  Gross profit                                                             396.4            399.8            1,549.7
  Selling, general and administrative expenses                            (279.8)          (273.1)          (1,038.5)
  Goodwill impairment                                                          -                -                  -
  Restructuring expenses                                                    (3.1)            (7.9)             (34.1)
  Operating income from continuing operations                              113.5            118.8              477.1
  Interest income                                                            2.0               8.1              11.5
  Interest expense                                                          (7.6)           (12.1)             (34.9)
  Other (expense)/income (net)                                              (8.0)             6.6               44.0
  Income from continuing operations before taxes, minority                  99.9            121.4              497.7
  interest and equity in net income of associates
  Income tax expense                                                       (29.0)           (22.2)            (103.2)
  Minority interest in net income                                           (3.4)            (2.9)             (15.2)
  Equity in net income of associates                                         0.7              0.5                0.9
  Income from continuing operations                                         68.2             96.8              380.2
  Loss from discontinued operations, net of tax charge of $nil                 -             (9.0)             (13.5)
  (April 3, 2004 - $3.7 million, January 1, 2005 - $4.2 million)
  Gain on disposal of discontinued operations, net of tax credit             2.2              4.4               11.0
  of $1.9 million (April 3, 2004 - $0.4 million, January 1, 2005
  - $6.8 million)
  Net income                                                                70.4             92.2              377.7
  Preference dividend                                                       (7.4)            (7.0)             (28.5)
  Net income attributable to common shareholders                           $63.0            $85.2             $349.2

  Net income per common share
  Basic
  Income from continuing operations                                         0.08             0.11               0.46
  Loss from discontinued operations                                            -                -              (0.02)
  Gain on disposal of discontinued operations                                  -                -               0.01
  Net income                                                               $0.08            $0.11              $0.45

  Diluted
  Income from continuing operations                                          0.08            0.10               0.43
  Loss from discontinued operations                                             -               -              (0.01)
  Gain on disposal of discontinued operations                                   -               -               0.01
  Net income                                                                $0.08           $0.10              $0.43



Condensed consolidated statement of cash flows for the three months ended
   2 April 2005 prepared under US GAAP (unaudited)

                                                  3 months ended April 2, 2005                3 months     Year ended
                                                                      $ million    ended April 3, 2004      January 1,
                                                                                             $ million           2005
                                                                                                            $ million
  Cash flow from operating activities
  Adjustments to reconcile net income to cash
  provided by operating activities:
  Net income                                                              70.4                   92.2          377.7
  Equity in net loss of associates                                        (0.7)                  (0.7)          (1.6)
  Depreciation and amortisation                                           52.0                   48.9          220.4
  Gain on disposal of discontinued operations                             (2.2)                  (4.0)         (11.0)
  Loss/(gain) on sale of property, plant and                               0.2                   (0.2)          (3.7)
  equipment
  Stock based compensation                                                 6.2                    1.5            6.6
  Settlement of stock based compensation                                  (6.9)                     -              -
  Deferred income taxes                                                   (4.7)                  (3.5)          33.6
  Minority interest                                                        3.4                    2.9           15.2
  Changes in assets and liabilities, net of
  effects of businesses acquired or sold
  Increase/(decrease) in taxes payable                                     9.0                   27.3           (3.1)
  Increase in accounts receivable                                        (73.9)                (104.8)         (61.0)
  Decrease in prepaid expenses and other assets                           28.8                   36.8           20.8
  (Increase)/decrease in inventory                                        (9.0)                   8.4          (57.7)
  (Decrease)/increase in accounts payable                                (18.7)                  23.4          100.4
  Decrease in current liabilities net                                    (36.2)                  (0.4)        (102.2)
  Net cash provided by operating activities                               17.7                  127.8          534.4
  Cash flows from investing activities
  Purchases of property, plant and equipment                             (58.9)                 (50.9)        (287.9)
  Proceeds from the sale of property, plant and                            3.3                    1.8           15.9
  equipment
  Proceeds from the sale of discontinued                                   5.6                   12.8           30.0
  operations
  New business acquisitions, net of cash                                (120.7)                     -          (46.0)
  acquired
  Dividends received from non controlled                                   0.2                    0.2            0.7
  affiliates
  Changes in restricted cash                                              (0.1)                     -           (2.0)
  Net cash used in investing activities                                 (170.6)                 (36.1)        (289.3)
  Cash flows from financing activities
  Bank loans repayment                                                   (2.4)                   (4.4)         (16.6)
  Bank loans drawn down                                                   59.7                    8.4            3.3
  Capital lease repayment                                                 (1.4)                     -              -
  Issuance of common stock                                                 0.5                    0.2            2.2
  Payments to acquire treasury stock                                      (0.9)                  (0.7)          (7.5)
  Proceeds on sale of treasury stock                                       5.4                      -              -
  Dividend payments                                                       (7.3)                  (7.0)        (203.1)
  Dividends paid to a minority shareholder                                (9.3)                  (3.1)          (4.9)
  Investment by a minority shareholder                                       -                    2.6            7.1
  Net cash provided by/(used in) financing                                44.3                   (4.0)        (219.5)
  activities
  Effect of exchange rate changes on cash and                             (4.6)                   4.1           16.1
  cash equivalents
  Net (decrease)/increase in cash and cash                              (113.2)                  91.8           41.7
  equivalents
  Cash and cash equivalents at beginning of                              356.0                  321.1          314.3
  period
  Cash and cash equivalents at end of period                            $242.8                 $412.9         $356.0

  Supplemental schedule of investing and
  financing activities:
  Cash paid during the period for interest                                (4.7)                  (4.6)         (35.6)
  Cash paid during the period for income taxes                           (32.4)                 (20.0)        (102.4)




Condensed consolidated balance sheets as at 2 April 2005 prepared under US GAAP
(unaudited)

                                                                            April 2,     April 3,     January 1, 2005
                                                                                 2005         2004          $ million
                                                                            $ million    $ million
  Assets
  Current assets
  Cash and cash equivalents                                                    242.8        405.9              356.0
  Restricted cash                                                                9.3          7.0                9.4
  Accounts receivable                                                          896.7        819.9              825.9
  Inventories                                                                  722.7        617.9              703.8
  Deferred income taxes                                                         85.6        110.0               80.1
  Prepaid expenses and other assets                                            117.8        102.8              128.1
  Assets held for sale                                                          41.5        106.2               61.8
  Total current assets                                                       2,116.4      2,169.7            2,165.1
  Long term assets
  Property, plant and equipment                                              1,486.2      1,363.8            1,461.6
  Goodwill                                                                   1,813.9      1,705.8            1,752.3
  Intangible assets                                                             55.1         45.1               49.1
  Deferred income taxes                                                        252.7        216.6              237.6
  Other long term assets                                                        34.2         52.0               70.3
  Total assets                                                              $5,758.5     $5,553.0           $5,736.0

  Liabilities and shareholders' equity
  Current liabilities
  Bank loans and overdrafts, other loans and capital leases, current           101.0         57.0               46.5
  portion
  Accounts payable                                                             426.5        383.2              450.8
  Other current liabilities                                                    338.7        368.2              351.1
  Taxes payable                                                                295.4        319.6              290.7
  Deferred income taxes                                                         42.9         30.5               41.8
  Liabilities related to assets held for sale                                      -         41.4                0.6
  Total current liabilities                                                  1,204.5      1,199.9            1,181.5
  Long term liabilities
  Bank loans, other loans and capital leases, less current portion             770.4        758.0              788.3
  Pension obligations                                                          228.6        285.0              272.7
  Post retirement obligations other than pensions                              283.1        290.2              286.1
  Deferred income taxes                                                        182.0        141.7              163.6
  Other long term liabilities                                                   39.0         49.1               39.9
  Total liabilities                                                          2,707.6      2,723.9            2,732.1

  Minority interest                                                             74.7         63.4               80.8

  Shareholders' equity
  Common stock, par value 5p, authorized shares - 1,585,164,220; issued         73.1         70.9               74.3
  and outstanding shares - 774,229,359 (April 3, 2004: 773,306,074;
  January 1, 2005: 773,889,884)
  Convertible cumulative preference stock of $50; Authorized shares -          635.4        617.7              647.4
  13,920,000; Issued and outstanding shares - 10,506,721 (April 3, 2004
  - 10,506,721; January 1, 2005: 10,506,721)
  Treasury stock                                                               (13.5)       (11.5)             (17.1)
  Additional paid-in capital                                                   206.8        199.5              208.0
  Restricted reserves                                                          872.4        846.1              886.8
  Retained earnings                                                          1,759.7      1,624.6            1,697.8
  Accumulated other comprehensive loss                                        (557.7)      (581.6)            (574.1)
  Total shareholders' equity                                                 2,976.2      2,765.7            2,923.1

  Total liabilities and shareholders' equity                                $5,758.5     $5,553.0           $5,736.0





Notes to the financial statements for the year ended 1 January 2005 prepared under accounting principles generally accepted in the United States of America (unaudited)



a) Net income per common share

Basic net income per common share is calculated on an income of $63.0 million (April 3, 2004 - $85.2 million, January 1, 2005 - $349.2 million) representing the net income for the period after adjusting for the preference dividend of $7.4 million (April 3, 2004 - $7.0 million, January 1, 2005 - $28.5 million) and on 770,937,677 ordinary shares being the weighted average in issue during the period (April 3, 2004 -770,818,863, January 1, 2005 - 770,716,582).



Diluted net income per common share is calculated on an adjusted weighted average number of ordinary shares of 875,597,731 (April 3,2004 - 876,686,036, January 1, 2005 - 877,301,115) after allowing for the exercise of 2,095,638 share options (April 3, 2004 - 3,216,509, January 1, 2005 - 3,933,945) and is
calculated on an income of $70.4 million (April 3, 2004 - $ 92.2 million, January 1, 2005 - $377.7 million). The weighted average number of shares also allows for the conversion of preference shares equating to 102,564,416 ordinary shares (April 3, 2004 -102,650,664, January 1, 2005 - 102,650,664) and income was adjusted for the preference dividend of $7.4 million (April 3, 2004 - $ 7.0million, January 1, 2005 - $28.5 million).



b) New accounting standards

Share-based compensation

Share based compensation is provided to employees under the Group's share option, bonus and other share award plans, whereby the participating employees receive rights over shares in Tomkins plc. In previous periods, the Group accounted for these plans in accordance with APB25 "Accounting for Stock Issued to Employees", which required that the compensation cost was measured on the basis of the intrinsic value of the awards at the grant date.

In December 2004, the FASB issued SFAS123R "Share-Based Payment" which requires companies to measure the cost of share based compensation plans on the basis of the fair value of the awards. SFAS 123R supersedes APB25.

Under SFAS123R, the fair value of equity-settled awards is determined at the date of grant and is not subsequently re-measured unless the conditions on which the award was granted are modified. For cash-settled awards, the fair value is determined at the date of grant and is re-measured at each balance sheet date until the liability is settled. Generally, the compensation cost is recognised on a straight-line basis over the vesting period. Adjustments are made to reflect actual and expected forfeitures during the vesting period due to failure to satisfy service conditions or non-market performance conditions.

Tomkins adopted SFAS123R using the modified prospective method with an effective date of January 2, 2005, whereby SFAS123R has been applied prospectively to the unvested portion of awards that were outstanding as of January 1, 2005 and all awards granted, modified or settled on or after January 2, 2005.


11. Reconciliation of financial information in Sterling under IFRS to financial information in US Dollars under US GAAP (unaudited)


Profit attributable to shareholders                              3 months ended     3 months ended       Year ended
                                                                   2 April 2005       3 April 2004   1 January 2005
                                                                    GBP million        GBP million      GBP million
                                                        Note

     Net income under IFRS                                                 38.1             38.5            200.0
     US GAAP adjustments:
     Intangibles amortisation                              b              (0.7)             (0.7)            (2.9)
     Restructuring costs                                   d              (0.2)              1.2            (10.9)
     Gain on disposal of operations                        e                  -             (0.8)             0.9
     Capitalised interest                                  f               0.9               0.8              4.5
     Inventory                                             g              (0.7)                -             (0.9)
     Post-employment benefits                              h              (3.0)              5.5             (5.7)
     Stock based compensation                              i              (0.4)              0.4              2.2
     Derivatives                                           j              (2.8)              3.6             20.1
     Preference dividends                                  j               3.9                 -                -
     Deferred income tax on US GAAP adjustments                            2.0               1.8             (2.8)
     Minority interest in US GAAP adjustments                                -                 -              1.8
     Net income under US GAAP expressed in Sterling                       37.1              50.3            206.3



                                                                                 $ million   $ million  $ million
Net income under US GAAP expressed in US dollars at an average exchange rate of  70.4             92.2     376.6
GBP = $1.8955

(Three months ended 3 April 2004, GBP1 = $1.8331 and year ended 1 January 2005, GBP1
= $1.8257)
Differences arising from use of average exchange rate versus actual exchange     -                   -       1.1
rate
Net income under US GAAP expressed in US$                                        70.4             92.2     377.7




Shareholders' equity                                                 2 April 2005    3 April 2004    1 January 2005
                                                                      GBP million     GBP million       GBP million
                                                                Note

   Shareholders' equity under IFRS                                            579.1          412.5            466.5
   US GAAP adjustments:
   Goodwill (net)                                                  a          697.8          720.7            686.3
   Intangibles (net)                                               b           21.0           24.6             25.6
   Restructuring costs                                             d            0.7           11.8              0.8
   Capitalised interest (net)                                      f           18.3           14.2             17.1
   Inventory                                                       g           (3.7)          (2.2)            (3.0)
   Pension liabilities                                             h            2.0           17.1              0.2
   Stock based compensation                                        i              -            2.2              2.8
   Derivatives                                                     j              -           (5.1)             7.6
   Preference shares                                               j          277.5          337.2            337.2
   Deferred income tax on US GAAP adjustments                                 (16.4)        (21.0)           (18.1)
   Minority interest in US GAAP adjustments                                    (0.5)         (2.2)            (0.5)
   Shareholders' equity under US GAAP expressed in Sterling                 1,575.8        1,509.8          1,522.5



                                                                                 $ million   $ million  $ million
Shareholders' equity under US GAAP expressed in US dollars                         2,976.2     2,765.7    2,923.1

At a closing exchange rate of GBP = $1.8887 (3 April 2004, GBP1= 1.8318 and 1 January 2005, GBP1 = $1.9199)



An explanation of the significant adjustments between IFRS and US GAAP is provided below.



a.   Goodwill

Under both IFRS and US GAAP, goodwill is not amortised but is tested at least annually for impairment. However, a significant difference exists in the carrying value of goodwill due largely to historical differences in the initial measurement and subsequent accounting for goodwill arising on past acquisitions.




Under IFRS, Tomkins elected not to apply IFRS3 " Business Combinations" to business combinations that occurred before 4 January 2004. As a result, the Group recognised goodwill amounting to GBP216.7 million as at 3 January 2004, which represented the carrying value of goodwill recognised under UK GAAP on acquisitions completed on or after 3 May 1998. Goodwill arising on acquisitions completed before 3 May 1998 amounting to GBP1,054.8 million was written off to reserves under UK GAAP and was not reinstated on adoption of IFRS. Under US GAAP, the carrying value of goodwill as at 3 January 2004 was GBP953.4 million.

b.   Acquired intangible assets

Under both IFRS and US GAAP, intangible resources acquired in business combinations that occurred on or after 4 January 2004 are recognised as intangible assets if they are separable from the acquired business or arise from
contractual or legal rights.   However, a significant difference exists in the
carrying value of acquired intangible assets due largely to the differing treatment of intangible resources acquired in past acquisitions.



As a consequence of the decision not to apply IFRS3 "Business Combinations" to business combinations that occurred before 4 January 2004, intangible resources acquired in those business combinations are not recognised as intangible assets under IFRS. Under US GAAP, the carrying value of acquired intangible assets as at 3 January 2004 was GBP22.8 million.



c.   Product development costs

Under IFRS, certain product development costs are capitalised when the conditions specified by IAS38 "Intangible Assets" are met. Capitalised development costs are amortised to the income statement over the expected life of the resulting product.



Under US GAAP, all product development costs are charged to the income statement in the period in which they are incurred.



d.   Restructuring costs

Under IFRS, restructuring costs are generally recognised when a detailed formal restructuring plan is announced. Under US GAAP, the announcement of a plan does not, by itself, create a liability and restructuring costs are generally recognised when they are incurred.



e.   Disposal of operations

Differences between the gain or loss recognised on the disposal of an operation recognised under IFRS and that recognised under US GAAP arise principally because of differences in the carrying values of the assets and liabilities of the operation and:

- if the operation was previously acquired, differences in the carrying amount of goodwill recognised in respect of that operation (see "Goodwill" above); and

- if the operation is a foreign operation, differences in the cumulative currency translation differences recycled to the income statement on disposal of the operation (see "Cumulative translation differences" below).



f.  Capitalisation of interest

Under IFRS, the Group does not capitalise any element of its interest expense. Under US GAAP, interest expense attributable to the construction of major items of property, plant and equipment is capitalised and amortised over the estimated useful life of the asset concerned.



g.  Inventory

Under IFRS, inventories are stated at the lower of cost and net realisable value. Cost is generally determined on a first in, first out ("FIFO") basis. Use of the last in, first out ("LIFO") basis is prohibited under IFRS.



Under US GAAP, inventories are stated at the lower of cost and market value. Cost is generally determined on a FIFO basis, but a last in, first out ("LIFO") basis is used to determine the cost of inventory held by certain US subsidiaries.



h.  Post-employment benefits

Under both IFRS and US GAAP, the cost of defined benefit plans is calculated using the projected unit credit method and is recognised over the average expected remaining service lives of participating employees, but differences exist concerning the recognition of actuarial gains and losses, surpluses and the minimum pension liability.



Actuarial gains and losses

Under IFRS, actuarial gains and losses are recognised in full directly in the statement of recognised income and expense in the period in which they occur. Under US GAAP, actuarial gains and losses are amortised to the income statement over the remaining service lives of participating employees to the extent that, measured at the beginning of each year, they exceed 10 per cent of the greater of the plan assets or the projected benefit obligation.


Surpluses

Under IFRS, where a plan is in surplus the asset recognised is limited to the amount of any unrecognised past service costs and the present value of any amount which the Group expects to recover by way of refunds or a reduction in future contributions. Under US GAAP, there is no restriction on the asset recognised in respect of a plan in surplus.



Minimum pension liability

Under US GAAP, a minimum pension liability must be recognised that represents the amount by which the actual benefit obligation (ignoring projected future salary increases) exceeds the fair value of the plan assets. A corresponding amount is recognised as an intangible asset, to the extent of any unrecognised prior service cost, and the balance is recognised in other comprehensive income, net of tax. Under IFRS, there is no requirement to recognise a minimum pension liability.



i.  Stock based compensation

Under IFRS, Tomkins accounts for stock based compensation plans using the fair value method prescribed by IFRS2 " Share-based Payment". IFRS2 was applied retrospectively to equity-settled-awards that had not vested as at 1 January 2005 and were granted on or after 7 November 2002 and cash-settled awards that had not vested as at 1 January 2005.



Under US GAAP, Tomkins accounts for stock based compensation plans using the fair value method prescribed by adopted FAS123R "Share-Based Payment". FAS123R was applied prospectively to the unvested portion of awards that were outstanding as of 1 January 2005 and all awards granted, modified or settled on or after 2 January 2005. Prior to 2 January 2005, the Group accounted for its stock based compensation plans using the intrinsic value method prescribed by APB25 "Accounting for Stock Issued to Employees".



j.  Financial instruments

Under IFRS, Tomkins adopted IAS32 "Financial Instruments: Disclosure and Presentation and IAS39 "Financial Instruments: Recognition and Measurement"
prospectively from 2 January 2005.   As a result, comparative information for
periods ended on or prior to 2 January 2005 contained in the Group's financial statements prepared in accordance with IFRS has not been restated to reflect the impact of these standards.



Derivatives and hedge accounting

Under IFRS, prior to 2 January 2005, derivative financial instruments were not recognised as assets and liabilities on the balance sheet and gains or losses arising on them were not recognised until the hedged item was itself recognised in the financial statements. From 2 January 2005 onwards, derivative financial instruments are recognised as assets and liabilities measured at their fair values at the balance sheet date. Changes in the fair values of derivatives that do not qualify for hedge accounting are recognised in the income statement. Hedge accounting is used where the recognition and effectiveness conditions specified by IAS39 are met.



Under US GAAP, Tomkins adopted SFAS133 "Accounting for Derivative
Instruments and Hedging Activities" effective 1 May 2001. Under SFAS133, derivative financial instruments are recognised as assets and liabilities measured at their fair values at the balance sheet date.



Changes in the fair values of derivatives that do not qualify for hedge accounting are recognised in the income statement. Prior to 2 January 2005, Tomkins chose not to adopt the hedge accounting provisions of SFAS133, but thereafter hedge accounting is used where the designation and effectiveness conditions specified by SFAS133 are met. It is not possible to achieve hedge accounting under US GAAP for certain net investment hedging relationships that qualify for hedge accounting under IFRS.



Preference shares

Under IFRS, prior to 2 January 2005, the US dollar denominated 5.56%
Convertible Cumulative Preference Shares ("the Preference Shares") were classified as non-equity shareholders' funds and were translated into Sterling at the exchange rate ruling at the date of issue. Dividends payable on the Preference Shares were treated as an appropriation of profit. From 2 January 2005 onwards, the Preference Shares are classified as liabilities and are translated into Sterling at the exchange rate ruling at the balance sheet date. The Preference Shares have been designated as a net investment hedge and, to the extent the hedge is effective, translation differences will be recognised directly in equity. Dividends payable on the Preference Shares are included within interest expense.



Under US GAAP, the Preference Shares are classified as shareholders' equity and are translated into Sterling at the exchange rate ruling at the date of issue. Dividends payable on the Preference Shares are treated as an appropriation of equity.



k.   Cumulative translation differences

Under both IFRS and US GAAP, currency translation differences arising on the translation into Sterling of the results, assets and liabilities of foreign operations are recognised as a separate component of equity. On transition to IFRS, Tomkins elected to deem cumulative currency translation differences to be GBPNil as at 4 January 2004. Accordingly, the gain or loss on disposal of a foreign operation recognised under IFRS does not include currency translation differences arising before 4 January 2004.



l.    Discontinued operations

Under IFRS, an operation is classified as discontinued if it has been sold or is classified as held for sale at the balance sheet date, and itself represents, or its sale is part of a single plan to dispose of, a separate major line of business or geographical area of operations. Under US GAAP, discontinued operations include all components of the Group's businesses that have identifiable operations and cash flows and have been sold or are classified as held for sale at the balance sheet date.













                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              By:   Tomkins plc
                                                    (Registrant)
Date:  19 May 2005

                                              By: /s/ Denise Patricia Burton
                                                  ----------------------------
                                              Name:  Denise Patricia Burton
                                              Title: Deputy Company Secretary